Exhibit (a)(1)(A)

Offer To Purchase For Cash
All Outstanding Shares of Common Stock
(Including the Associated Preferred Stock Purchase Rights)
of
DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
at
$87.50 NET PER SHARE
by
HDTMS, Inc.
an indirect wholly owned subsidiary of
Hertz Global Holdings, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON FRIDAY, OCTOBER 5, 2012, UNLESS THE OFFER IS EXTENDED.

        The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger dated as of August 26, 2012 (the "Merger Agreement"), by and among Hertz Global Holdings, Inc., a Delaware corporation ("Hertz"), HDTMS, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Hertz ("Purchaser"), and Dollar Thrifty Automotive Group, Inc., a Delaware corporation ("Dollar Thrifty"). Purchaser is offering to purchase (the "Offer") all outstanding shares of common stock of Dollar Thrifty, par value $0.01 per share (together with the associated preferred stock purchase rights, the "Shares"), at a price of $87.50 per Share, net to the seller in cash, without interest and less any required withholding taxes (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related letter of transmittal that accompanies this Offer to Purchase (the "Letter of Transmittal").

        The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Tender Condition (as defined below) and (ii) the expiration or termination of the applicable waiting periods required pursuant to the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the "HSR Act"). The Offer is not subject to any financing condition or contingency. The term "Minimum Tender Condition" is defined in Section 15—"Certain Conditions of the Offer" and generally requires that the number of Shares which have been validly tendered and not properly withdrawn prior to the expiration of the Offer, together with the Shares then owned by Hertz and its subsidiaries (including Purchaser), represent at least a majority of the then outstanding Shares on a fully diluted basis. The Offer is also subject to other important conditions set forth in this Offer to Purchase, as described in Section 15—"Certain Conditions of the Offer", beginning on p. 47.

        The Board of Directors of Dollar Thrifty (the "Dollar Thrifty Board") has unanimously (i) determined that the Merger Agreement, the subsequent merger of Purchaser with and into Dollar Thrifty (with Dollar Thrifty as the surviving corporation) (the "Merger"), and the other transactions contemplated by the Merger Agreement (collectively, the "Transactions") are advisable and in the best interests of Dollar Thrifty and its stockholders, (ii) approved the Merger Agreement, the Merger and such other Transactions in accordance with the requirements of the General Corporation Law of the State of Delaware (the "DGCL") and (iii) resolved to recommend that Dollar Thrifty's stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and, to the extent required by applicable law, adopt the Merger Agreement and approve the Merger and the other Transactions.

        A description of the reasons for the Dollar Thrifty Board's approval of the Offer and the Merger is set forth in Dollar Thrifty's Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to Dollar Thrifty's stockholders together with this Offer to Purchase. Dollar Thrifty's stockholders are encouraged to review carefully the Schedule 14D-9, together with this Offer to Purchase.

IMPORTANT

        Any stockholder of Dollar Thrifty wishing to tender all or a portion of such stockholder's Shares in the Offer must (i) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents (as described in Section 3—"Procedures for Accepting the Offer and Tendering Shares") to the Depositary (as defined below) together with certificates representing the Shares tendered, (ii) follow the procedure for book-entry transfer described in Section 3—"Procedures for Accepting the Offer and Tendering Shares" or (iii) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender its Shares.

        Any stockholder of Dollar Thrifty who wishes to tender Shares and who cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the expiration of the Offer or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure described in Section 3—"Procedures for Accepting the Offer and Tendering Shares".

        Questions and requests for assistance may be directed to the Information Agent (as defined below) or to the Dealer Manager (as defined below) at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery (as defined below) and other related materials may also be obtained from the Information Agent or the Dealer Manager. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

The Dealer Manager for the Offer is:

        Barclays Capital Inc.
745 Seventh Avenue, 3rd Floor
New York, New York 10019
Attention: Equity Corporate Services
Toll Free: (888) 610-5877
The date of this Offer to Purchase is September 10, 2012

SUMMARY TERM SHEET

        Below are some of the questions that you as a holder of shares of Dollar Thrifty Automotive Group, Inc., or "Dollar Thrifty", common stock may have regarding the Offer and answers to those questions. The answers to these questions do not contain all information relevant to your decision whether to tender your shares of Dollar Thrifty common stock (which includes the associated preferred stock purchase rights), and Hertz Global Holdings, Inc., or "Hertz", and HDTMS, Inc., or "Purchaser", and together "we", "us" or "our", urge you to read carefully the remainder of this Offer to Purchase and the accompanying Letter of Transmittal.

Who is offering to buy my shares of Dollar Thrifty common stock?

        The Offer is being made by HDTMS, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Hertz Global Holdings, Inc., a Delaware corporation. Hertz owns what it believes is the largest worldwide airport general use car rental brand, operating from approximately 8,650 corporate and licensee locations in approximately 150 countries as of December 31, 2011. The Hertz brand name is one of the most recognized in the world, signifying leadership in quality rental services and products. Hertz also rents equipment through approximately 325 branches in the United States, Canada, China, France, Spain and Saudi Arabia, as well as through its international licensees. Hertz and its predecessors have been in the car rental business since 1918 and in the equipment rental business since 1965.

What are the classes and amounts of Dollar Thrifty securities Hertz is offering to purchase in the Offer?

        We are seeking to acquire all issued and outstanding shares of common stock, par value $0.01 per share, and the associated preferred stock purchase rights (the "Rights") of Dollar Thrifty. We refer to one share of Dollar Thrifty common stock, together with the associated preferred stock purchase rights, as a "Share". See the "Introduction" to this Offer to Purchase and Section 1—"Terms of the Offer".

How much is Hertz offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

        We are offering to pay $87.50 per Share, net to you in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay any brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and such person tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the "Introduction" to this Offer to Purchase.

Why is Hertz making this Offer?

        The purpose of the Offer is for Hertz to acquire control of Dollar Thrifty and ultimately all of the outstanding Shares of Dollar Thrifty. The Offer, as the first step in the acquisition of Dollar Thrifty, is intended to facilitate the acquisition of Dollar Thrifty as promptly as practicable. In accordance with the terms and subject to the conditions set forth in the Merger Agreement, Hertz expects, promptly after completion of the Offer, to consummate the Merger of Purchaser (or another wholly owned subsidiary of Hertz) with and into Dollar Thrifty. The purpose of the Merger is to acquire all of the issued and outstanding Shares not tendered pursuant to the Offer. Pursuant to the terms of the Merger Agreement, each remaining issued and outstanding Share (other than Shares owned by Hertz or any

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Dollar Thrifty or Hertz wholly owned subsidiary or held by Dollar Thrifty stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive an amount equal to the price per Share paid in the Offer, payable in cash, without interest and less any required withholding taxes. For more information, see Section 13—"Purpose of the Offer and Plans for Dollar Thrifty; Statutory Requirements; Appraisal/Dissenters' Rights".

Does Hertz have the financial resources to complete the Offer and the Merger?

        The Offer is not subject to any financing condition or contingency.

        Hertz, Purchaser's ultimate parent company, will provide Purchaser with sufficient funds to consummate the Offer and the Merger. Hertz intends to provide Purchaser with the necessary funds from cash on hand and new borrowings. We estimate that the total amount of cash required to complete the transactions contemplated by the Offer and the Merger, including payment of any fees, expenses and other related amounts incurred in connection with the Offer and the Merger, will be approximately $2.37 billion, including the use of approximately $400 million of cash and cash equivalents available from Dollar Thrifty. See Section 10—"Source and Amount of Funds".

        The Hertz Corporation, an indirect wholly owned subsidiary of Hertz, has entered into a commitment letter dated as of August 26, 2012, pursuant to which Barclays Bank PLC, Deutsche Bank AG Cayman Islands Branch and Bank of America, N.A. committed to provide, subject to certain conditions set forth therein, unsecured bridge loans in an aggregate amount of $1.95 billion in connection with the Offer and the Merger. The proceeds of the bridge loans will be used to, among other things, finance a portion of the consideration Dollar Thrifty stockholders will receive in the Offer and the Merger. For additional details on the proposed financing, see Section 10—"Source and Amount of Funds".

Is Hertz's financial condition relevant to my decision to tender my Shares in the Offer?

        No. We do not think Hertz's financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

  •
  the Offer is not subject to any financing condition or contingency;

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  the Offer is for all outstanding Shares and is being made solely for cash;

  •
  in light of Hertz's financial capacity in relation to the amount of consideration payable in the Offer and as described above, we, through Hertz, will have sufficient funds, lines of credit or other sources of funding immediately available to purchase all validly tendered Shares in the Offer and not properly withdrawn; and

  •
  if we consummate the Offer, we expect to acquire any remaining Shares not purchased in the Offer for the same cash price in the Merger.

        See Section 10—"Source and Amount of Funds".

What does the Dollar Thrifty Board think of the Offer?

        The Dollar Thrifty Board has unanimously (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable and in the best interests of Dollar Thrifty and its stockholders, (ii) approved the Merger Agreement, the Merger and such other transactions in accordance with the requirements of the DGCL and (iii) resolved to recommend that Dollar Thrifty's stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and, to the extent required by applicable law, adopt the Merger Agreement and approve the Merger and the other transactions contemplated by the Merger Agreement.

        A description of the reasons for the Dollar Thrifty Board's approval of the Offer and the Merger is set forth in Dollar Thrifty's Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to Dollar Thrifty's stockholders together with this Offer to Purchase. Dollar Thrifty's stockholders are encouraged to review carefully the Schedule 14D-9, together with this Offer to Purchase. See the "Introduction" to this Offer to Purchase.

What are the U.S. Federal income tax consequences of having my Shares accepted for payment in the Offer or receiving cash in exchange for my Shares in the Merger?

        The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. Federal income tax purposes. Accordingly, if you hold Shares as capital assets for U.S. Federal income tax purposes and are a U.S. Holder (as defined under Section 5—"Material U.S. Federal Income Tax Consequences"), you will generally recognize a capital gain or loss on a sale of the Shares for cash pursuant to the Offer or an exchange of Shares for cash pursuant to the Merger, in an amount equal to the difference, if any, between the U.S. dollar amount you receive and your adjusted tax basis in the Shares. See Section 5—"Material U.S. Federal Income Tax Consequences".

        We urge you to consult your own tax advisors to determine the particular tax consequences to you of participating in the Offer and the Merger in light of your particular circumstances (including the application and effect of any state, local or foreign income and other tax laws).

What are the conditions to the Offer?

        The Offer is conditioned upon, among other things, the following:

  •
  Minimum Tender Condition—Dollar Thrifty stockholders shall have validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares which, together with the Shares then owned by Hertz and its subsidiaries (including Purchaser), represents at least a majority of the then outstanding Shares on a fully diluted basis.

  •
  Competition Condition—The applicable waiting periods required pursuant to the HSR Act shall have expired or been terminated.

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  Injunction Condition—No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other statute, law, rule, legal restraint or prohibition shall be in effect restraining, enjoining, prohibiting or otherwise making illegal the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

  •
  Regulatory Condition—The Commissioner of the Vermont Department of Banking, Insurance Securities & Health Care Administration shall have confirmed that the approval previously granted in connection with the Agreement and Plan of Merger, dated as of April 25, 2010 (the "2010 Merger Agreement") remains effective and applicable to the Offer and the Merger.

        The Offer is also subject to additional conditions, as described in Section 15—"Certain Conditions of the Offer". We may not waive the Minimum Tender Condition without the prior written consent of Dollar Thrifty. However, we may waive any other conditions in our sole discretion without Dollar Thrifty's consent. The Offer is not subject to any financing condition or contingency.

Do I have to vote to approve the Offer or the Merger?

        Your vote is not required to approve the Offer. You simply need to tender your Shares if you choose to do so. However, the Offer can only be completed if Hertz or Purchaser (or another direct or indirect wholly owned subsidiary of Hertz), among other things, acquires a number of Shares which, together with the Shares then owned by Hertz and its subsidiaries (including Purchaser), represents at least a majority of the then outstanding Shares on a fully diluted basis.

        The Dollar Thrifty Board has approved, and Dollar Thrifty stockholders will be required to adopt, the Merger Agreement, unless we acquire at least 90% of the outstanding Dollar Thrifty common stock in the Offer or otherwise, in which case we will be able to consummate the Merger as a "short-form" merger pursuant to Section 253 of the DGCL without the approval of the Dollar Thrifty Board or the Dollar Thrifty stockholders.

        Any solicitation of proxies or consents from Dollar Thrifty stockholders to adopt the Merger Agreement will be made only pursuant to separate materials complying with the requirements of the rules and regulations of the United States Securities and Exchange Commission (the "SEC").

How long do I have to decide whether to tender my Shares in the Offer?

        Unless we extend the Offer, you will have until 12:00 midnight, New York City time, on Friday, October 5, 2012 (which is the end of the day on October 5, 2012), to tender your Shares in the Offer. When we make reference to "the expiration of the Offer" or the "expiration date" anywhere in this Offer to Purchase, this is the time to which we are referring, including, if extended, any later time that may apply. Furthermore, if you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described in Section 3 of this Offer to Purchase prior to that time. See Section 1—"Terms of the Offer" and Section 3—"Procedures for Accepting the Offer and Tendering Shares".

Can the Offer be extended and, if so, under what circumstances?

        Yes. We have agreed in the Merger Agreement that so long as neither Dollar Thrifty nor Hertz terminates the Merger Agreement in accordance with its terms:

  •
  We must extend the Offer on one or more occasions for periods of up to 10 business days if at any then scheduled expiration date of the Offer any of the conditions to our obligation to accept for payment and pay for the Shares validly tendered and not properly withdrawn pursuant to the Offer (the "Offer Conditions") are not satisfied or, if permitted under the Merger Agreement, waived; provided that, such extension of the Offer does not extend past the earlier of (i) the termination of the Merger Agreement in accordance with its terms and (ii) December 31, 2012.

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  If, within five business days prior to any then scheduled expiration date, Dollar Thrifty receives a Company Competing Proposal (as defined below) (or a revision to a previously received Company Competing Proposal), in which case we must extend the Offer so that the expiration date does not occur until the later of (x) the date that is five business days following the date of the Company's initial receipt of such proposal and (y) the first business day following the expiration of the applicable Notice Period (as defined below) related to such proposal. We will not be required to provide for more than one such extension of the Offer.

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  We must extend the Offer for any period or periods required by any applicable law or interpretation or position of the SEC or its staff or by the New York Stock Exchange ("NYSE") applicable to the Offer.

        See Section 1—"Terms of the Offer" of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

What is the Top-Up Option and when could it be exercised?

        Pursuant to the Merger Agreement and subject to certain conditions, Dollar Thrifty has granted us an irrevocable option (the "Top-Up Option") to purchase that number of Shares (the "Top-Up

Shares") equal to the lowest number of Shares that, when added to the number of Shares that Hertz and its subsidiaries (including Purchaser) own at the time of such exercise, constitutes one Share more than 90% of the number of Shares outstanding. Such Top-Up Option would only be exercisable once in whole and not in part, promptly after Purchaser's acceptance for payment of Shares pursuant to the Offer, but is not exercisable for more than the number of authorized but unissued (and not reserved for issuance) shares of Dollar Thrifty common stock at the time of exercise of the Top-Up Option. If necessary to obtain at least 90% of the outstanding Shares on a fully diluted basis, we may elect to, and at the request of Dollar Thrifty shall, exercise the Top-Up Option in order to facilitate prompt completion of the Merger. For more information, see Section 12—"The Merger Agreement—Top-Up Option".

How long will it take to complete your proposed transaction?

        The timing of completing the Offer and the Merger will depend on a variety of factors. We announced the Offer to facilitate the acquisition of Dollar Thrifty as promptly as practicable. In accordance with the Merger Agreement, the Merger is expected to take place on the second business day following the satisfaction or waiver of certain conditions to the Merger (including the consummation of the Offer) set forth in the Merger Agreement, as described in Section 12—"The Merger Agreement—Conditions of the Merger". Because of the availability of the Top-Up Option, we anticipate that if the Offer is completed, the Merger will be completed shortly following completion of the Offer.

Will you provide a subsequent offering period?

        If necessary to obtain at least 90% of the outstanding Shares on a fully diluted basis, we may elect to, and at the request of Dollar Thrifty shall, provide for a subsequent offering period (as described in Section 1—"Terms of the Offer") in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act") following our acceptance of the Shares in the Offer. During the subsequent offering period, if we provide one, you would be permitted to tender, but not withdraw, your Shares and receive $87.50 per Share, net to you in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. We will publicly announce any subsequent offering period no later than 9:00 a.m., New York City time, on the next business day after the expiration date. We do not currently intend to include a subsequent offering period, although we reserve the right to do so.

How will I be notified if the Offer is extended?

        If we decide to extend the Offer, we will inform Computershare Trust Company, N.A., the depositary for the Offer (the "Depositary"), of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire. See Section 1—"Terms of the Offer".

After the Offer is consummated, do you intend to replace some or all of Dollar Thrifty's directors with your designees for directors?

        Yes. In accordance with the terms of the Merger Agreement, as soon as practicable after consummation of the Offer, we intend to elect or designate to the Dollar Thrifty Board certain of our designees for directors such that our designees' representation on the Dollar Thrifty Board is proportionate to the percentage of the aggregate outstanding Shares we beneficially own following the consummation of the Offer. Upon the consummation of the Merger, we intend to replace the remaining Dollar Thrifty directors with our designees for directors.

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How do I tender my Shares?

        To tender Shares into the Offer, you must deliver the certificates representing your Shares (and, if applicable, any separate Rights certificates), together with a completed Letter of Transmittal and any other required documents, to Computershare Trust Company, N.A., the Depositary for the Offer, or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares", not later than the expiration date. The Letter of Transmittal is enclosed with this Offer to Purchase. If your Shares are held in street name by your broker, dealer, commercial bank, trust company or other nominee, such person can tender your Shares through The Depository Trust Company.

        If you cannot deliver everything required to make a valid tender to the Depositary before the expiration of the Offer, you may have a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchanges Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP), guarantee, pursuant to a notice of guaranteed delivery, that the missing items will be received by the Depositary within three NYSE trading days. However, the Depositary must receive the missing items within that three-trading-day period.

        For a complete discussion on the procedures for tendering your Shares, see Section 3—"Procedures for Accepting the Offer and Tendering Shares".

Until what time can I withdraw previously tendered Shares?

        You can withdraw your previously tendered Shares at any time until the Offer has expired, and, if we have not agreed to accept your Shares for payment within 60 days after commencement of the Offer (after November 8, 2012) you can withdraw them at any time after such time until we accept Shares for payment. You may not, however, withdraw Shares tendered during a subsequent offering period, if one is included. For a complete discussion on the procedures for withdrawing your Shares, see Section 4—"Withdrawal Rights".

How do I withdraw previously tendered Shares?

        To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of such notice, with the required information to the Depositary while you have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares and such broker, dealer, commercial bank, trust company or other nominee must effectively withdraw such Shares while you still have the right to withdraw Shares. For a complete discussion on the procedures for withdrawing your Shares, see Section 4—"Withdrawal Rights".

If I have shares credited to my account under the Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan (the "DTG 401(k) Plan") or deferred into a trust (the "Deferred Share Trust") on my behalf pursuant to a deferred compensation arrangement with Dollar Thrifty, how do I tender my shares?

        If you have shares credited to you through the DTG 401(k) Plan or deferred on your behalf into the Deferred Share Trust pursuant to a deferred compensation arrangement, you may notify the Bank of Oklahoma, the trustee of the DTG 401(k) Plan and the Deferred Share Trust, of your decision to tender. The trustee of the DTG 401(k) Plan or the Deferred Share Trust, as applicable, will provide you with instructions about how to tender your shares, including any applicable deadline for participants in the DTG 401(k) Plan or employees who have deferred shares into the Deferred Share Trust pursuant to deferred compensation arrangements, as applicable.

When and how will I be paid for my tendered Shares?

        Purchaser will pay for all validly tendered and not properly withdrawn Shares promptly after the expiration date, subject to the terms of the Offer and the satisfaction or waiver of the conditions to the Offer, as set forth in Section 15—"Certain Conditions of the Offer".

        We will pay for your validly tendered and not properly withdrawn Shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of (1) the certificates for such Shares (and, if applicable, any separate Rights certificates) or a confirmation of a book-entry transfer of such Shares as described in Section 3—"Procedures for Accepting the Offer and Tendering Shares", (2) the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below) and (3) any other required documents for such Shares. See Section 2—"Acceptance for Payment and Payment for Shares".

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

        If, pursuant to the Offer, we accept for payment and pay for at least that number of Shares that, when added to Shares then owned by Hertz or any of its subsidiaries, shall constitute a majority of the outstanding Shares on a fully diluted basis, we expect to effect the Merger of Purchaser with and into Dollar Thrifty in accordance with the terms and subject to the conditions set forth in the Merger Agreement. If the Merger takes place, all remaining stockholders of Dollar Thrifty (other than us, Dollar Thrifty, any of our respective subsidiaries and any Dollar Thrifty stockholders properly exercising their appraisal rights under Section 262 of the DGCL) will receive $87.50 per Share (or any higher price per Share that is paid in the Offer), net in cash, without interest and less any required withholding taxes, and Dollar Thrifty will become an indirect wholly owned subsidiary of Hertz. See the "Introduction" to this Offer to Purchase.

If the Offer is completed, will Dollar Thrifty continue as a public company?

        No. Following the purchase of Shares in the Offer, we expect to consummate the Merger in accordance with the terms and subject to the conditions set forth in the Merger Agreement. If the Merger takes place, Dollar Thrifty will no longer be publicly owned. Even if for some reason the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded through the NYSE or other securities exchanges, there may not be an active or liquid public trading market (or possibly, any public trading market) for the Shares and Dollar Thrifty may no longer be required to make filings with the SEC or otherwise cease being required to comply with the SEC rules relating to publicly held companies. See Section 7—"Certain Effects of the Offer".

If I decide not to tender, how will the Offer affect my Shares?

        If you decide not to tender your Shares in the Offer and the Merger occurs, your Shares will be converted into the right to receive an amount equal to the price per Share paid in the Offer payable in cash, without interest and less any required withholding taxes. Unless you validly exercise your appraisal rights under Section 262 of the DGCL, you will receive the same amount of cash per Share in the Merger that you would have received had you tendered your Shares in the Offer.

        Therefore, if the Merger takes place, and you do not validly exercise your appraisal rights under Section 262 of the DGCL, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. If you decide not to tender your Shares in the Offer and we purchase the Shares that are tendered, but the Merger does not occur, you will remain a stockholder of Dollar Thrifty. However, there may be so few remaining stockholders and publicly traded Shares that the Shares will no longer be eligible to be traded through the NYSE or other securities exchanges and there may not be an active or liquid public trading market (or, possibly, any public trading market) for the Shares, which may affect prices at which Shares trade. Also, as described above, Dollar Thrifty may no longer be required to make filings with the SEC or otherwise cease being required to comply with the SEC rules relating to publicly held companies. See the "Introduction" to this Offer to Purchase and Section 7—"Certain Effects of the Offer".

Are appraisal rights available in either the Offer or the Merger?

        You do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, stockholders of Dollar Thrifty who do not tender their Shares in the Offer, continue to hold Shares at the time of the consummation of the Merger, neither vote in favor of the Merger nor consent thereto in writing and otherwise comply with the applicable statutory procedures under Section 262 of the DGCL will be entitled to demand a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with interest, if any, at the rate specified in Section 262 of the DGCL (all such Shares, collectively, the "Appraisal Shares"). Any such judicial determination of the fair value of the Appraisal Shares could be based upon factors other than or in addition to the consideration paid in the Offer and the market value of the Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the consideration per Share paid pursuant to the Offer or the consideration paid in the Merger. Moreover, we may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Appraisal Shares is less than the consideration paid in the Offer. The Merger Agreement also provides that any dilutive impact on the value of Shares as a result of the issuance of the Top-Up Shares and the consideration for the Top-Up Shares, as described above, will not be taken into account in any determination of the fair value of any Shares held by stockholders validly exercising their appraisal rights under Section 262 of the DGCL.

        If any holder of Shares who demands appraisal under Delaware law fails to perfect, or effectively withdraws or loses his rights to appraisal as provided under Delaware law, each Share of such stockholder will be converted into the right to receive the Offer Price. A stockholder may withdraw his demand for appraisal, subject to the applicable provisions of Delaware law, by delivering to Dollar Thrifty a written withdrawal of his, her or its demand for appraisal and acceptance of the Merger.

        Because of the complexity of Delaware law relating to appraisal rights, we encourage you to seek the advice of your own legal counsel. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. For more information, see Section 13—"Purpose of the Offer and Plans for Dollar Thrifty; Statutory Requirements; Appraisal/Dissenters' Rights".

        Because appraisal rights are not available in connection with the Offer, no demand for appraisal under Section 262 of the DGCL may be made at this time.

What is the market value of my Shares as of a recent date?

        On August 24, 2012, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing price of a share of Dollar Thrifty common stock reported on the NYSE was $81.00 per Share. On September 7, 2012, the last full trading day prior to our commencement of the Offer, the closing price of a share of Dollar Thrifty common stock reported on the NYSE was $87.03 per Share. You are encouraged to obtain a recent quotation for the Shares before deciding whether or not to tender your Shares. See Section 6—"Price Range of Shares; Dividends".

Where can I find more information on Hertz and Dollar Thrifty?

        You can find more information about Hertz and Dollar Thrifty from various sources described in Section 8—"Certain Information Concerning Dollar Thrifty" and Section 9—"Certain Information Concerning Hertz and Purchaser".

Who should I call if I have questions about the Offer?

        You may call Innisfree M&A Incorporated at (877) 456-3507 or Barclays at (888) 610-5877. Innisfree M&A Incorporated is acting as the information agent (the "Information Agent") and Barclays is acting as the dealer manager (the "Dealer Manager") for the Offer. See the back cover of this Offer to Purchase.

To the Holders of Shares of
Common Stock of Dollar Thrifty Automotive Group, Inc.:

INTRODUCTION

        HDTMS, Inc., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Hertz Global Holdings, Inc., a Delaware corporation ("Hertz"), is offering to purchase (the "Offer") all outstanding shares of common stock of Dollar Thrifty Automotive Group, Inc. ("Dollar Thrifty"), par value $0.01 per share (together with the associated preferred stock purchase rights, the "Shares"), at a price of $87.50 per Share, net to the seller in cash, without interest and less any required withholding taxes (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related letter of transmittal that accompanies this Offer to Purchase (the "Letter of Transmittal").

        The Offer is being made pursuant to the Agreement and Plan of Merger dated as of August 26, 2012 (the "Merger Agreement"), by and among Hertz, Purchaser and Dollar Thrifty. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Tender Condition (as defined below) and (ii) the expiration or termination of the applicable waiting periods required pursuant to the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the "HSR Act"). The Offer is not subject to any financing condition or contingency.

        The Merger Agreement is more fully described in Section 12—"The Merger Agreement".

        The term "Minimum Tender Condition" is defined in Section 15—"Certain Conditions of the Offer" and generally requires that the number of Shares which have been validly tendered and not properly withdrawn prior to the expiration of the Offer, together with the Shares then owned by Hertz and its subsidiaries (including Purchaser), represent at least a majority of the then outstanding Shares on a fully diluted basis. See Section 15—"Certain Conditions of the Offer".

        The Offer is also subject to other important conditions set forth in this Offer to Purchase, as described in Section 15—"Certain Conditions of the Offer".

        Dollar Thrifty has advised Hertz that at the close of business on August 22, 2012, (i) 27,866,943 Shares were issued and outstanding, (ii) no shares of Dollar Thrifty preferred stock were issued and outstanding and 500,000 shares of Dollar Thrifty preferred stock were reserved for issuance in connection with its Rights Agreement (as defined below), (iii) options to purchase 1,467,469 Shares were outstanding under the Company Benefit Plans (as defined in the Merger Agreement), (iv) 282,052 performance units were outstanding (the maximum number of Shares that would have been issued as of such date if the applicable management objectives, as set forth in the relevant award agreements, were met or surpassed) under the Company Benefit Plans, (v) 6,815 unvested restricted stock units were outstanding under the Company Benefit Plans and (vi) no shares of Dollar Thrifty capital stock were reserved for issuance except for 3,142,602 Shares reserved for issuance under Dollar Thrifty's Second Amended and Restated Long-Term Incentive Plan and Director Equity Plan (including in respect of outstanding stock options).

        As of the date of this Offer to Purchase, Hertz beneficially owns 472,699 Shares, representing less than 2% of the outstanding Shares. Dollar Thrifty has advised Hertz that, as of September 6, 2012, there were (i) 28,058,117 Shares issued and outstanding (including 24,577 Shares issued and outstanding pursuant to deferred employee compensation shares) and 8,328,031 Shares held by Dollar Thrifty as treasury shares, (ii) 1,277,469 Shares subject to issuance pursuant to outstanding stock options granted under the Company Benefit Plans, (iii) 280,297 Shares subject to issuance with respect to outstanding performance awards and (iv) 224,535 Shares subject to issuance with respect to unvested restricted stock units and deferred director compensation shares. For purposes of the Offer, "fully diluted basis" assumes that all outstanding stock options, performance awards, restricted stock units and deferred compensation shares are exercisable, vested, fully earned and/or payable, as applicable.

        Tendering stockholders who are record owners of their Shares and tender directly to Computershare Trust Company, N.A., the depositary for the Offer (the "Depositary"), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

        The purpose of the Offer is for Hertz to acquire control of Dollar Thrifty, and ultimately all of the outstanding Shares. The Merger Agreement provides that, subject to the conditions described in Sections 12—"The Merger Agreement" and 15—"Certain Conditions of the Offer", as soon as practicable after consummation of the Offer, Purchaser will be merged with and into Dollar Thrifty, with Dollar Thrifty continuing as the surviving corporation (the "Merger") as an indirect wholly owned subsidiary of Hertz. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive $87.50 in cash, without any interest and less any required withholding taxes except for (i) Shares owned by Dollar Thrifty or any of its subsidiaries (or held in Dollar Thrifty's treasury) or owned by Hertz or Purchaser or any of their respective subsidiaries, which will be canceled and will cease to exist and (ii) Shares owned by Dollar Thrifty's stockholders who perfect their appraisal rights under the General Corporation Law of the State of Delaware (the "DGCL"). The Merger Agreement is more fully described in Section 12—"The Merger Agreement".

        The Board of Directors of Dollar Thrifty (the "Dollar Thrifty Board") has unanimously (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the "Transactions") are advisable and in the best interests of Dollar Thrifty and its stockholders, (ii) approved the Merger Agreement, the Merger and such other Transactions in accordance with the requirements of the DGCL and (iii) resolved to recommend that Dollar Thrifty's stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and, to the extent required by applicable law, adopt the Merger Agreement and approve the Merger and the other Transactions.

        A description of the reasons for the Dollar Thrifty Board's approval of the Offer and the Merger is set forth in Dollar Thrifty's Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to Dollar Thrifty's stockholders together with this Offer to Purchase (the "Schedule 14D-9"). Dollar Thrifty's stockholders are encouraged to review carefully the Schedule 14D-9, together with this Offer to Purchase.

        The Merger is subject to the satisfaction or waiver of certain conditions including, if required by applicable law, the adoption of the Merger Agreement and the approval of the Merger by the affirmative vote of the holders of a majority of the outstanding Shares. Dollar Thrifty has agreed to, after consultation with Hertz, as promptly as practicable following the expiration of the Offer, take all action necessary under all applicable laws to duly call, give notice of, convene and hold a meeting of the holders of Shares to vote on the adoption of the Merger Agreement and approval of the Merger. Dollar Thrifty has agreed to cause the Solicitation/Recommendation Statement on Schedule 14D-9 to comply in all material respects with the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act") and other applicable laws. Hertz will cause all Shares owned of record by it or any of its subsidiaries (including Purchaser) to be voted in favor of adoption of the Merger Agreement and the approval of the Merger. If the Minimum Tender Condition and the other Offer Conditions (as defined below) are satisfied and the Offer is completed, Hertz and Purchaser will own a number of Shares sufficient to cause the Merger Agreement to be adopted without the affirmative vote or written consent of any other holder of Shares. In addition, under the DGCL, if Purchaser acquires or controls, pursuant to the Offer, exercise of the Top-Up Option (as defined below) or otherwise, at least 90% of the outstanding Shares, Purchaser would be able to consummate the Merger without a vote of the Dollar Thrifty Board or the Dollar Thrifty stockholders. Because of the availability of the Top-Up Option, we anticipate that if the Offer is completed, the Merger will be completed shortly following completion of the Offer. See Section 12—"The Merger Agreement".

        Promptly after the acceptance for payment by Purchaser of Shares pursuant to the Offer representing at least such number of Shares as shall satisfy the Minimum Tender Condition, Purchaser may purchase such number of additional Shares not tendered in the Offer (the "Top-Up Shares") equal to the lowest number of Shares that, when added to the number of Shares owned by Hertz and its subsidiaries (including Purchaser) at such time, shall constitute one share more than 90% of the number of Shares outstanding, at an exercise price per Top-Up Share equal to the Offer Price (the option to acquire such Top-Up Shares, the "Top-Up Option"), in accordance with the terms and subject to certain limitations set forth in the Merger Agreement, as described in Section 12—"The Merger Agreement".

        This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully in their entirety before any decision is made with respect to the Offer.

 THE TENDER OFFER

1.  Terms of the Offer.

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the expiration date and not properly withdrawn as permitted pursuant to the procedures described in Section 4—"Withdrawal Rights". The Offer will expire at 12:00 midnight, New York City time, Friday, October 5, 2012 (which is the end of the day on October 5, 2012), unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the expiration date of the Offer is the latest time and date at which the Offer, as so extended, expires (such time and date, including any such extensions, the "Expiration Date").

        The Offer is conditioned upon, among other things (i) the satisfaction of the Minimum Tender Condition and (ii) the expiration or termination of the applicable waiting periods required pursuant to the HSR Act. The Offer is also subject to other conditions set forth in this Offer to Purchase, as described in Section 15—"Certain Conditions of the Offer". The Offer is not subject to any financing condition or contingency.

        The Merger Agreement provides that so long as neither Dollar Thrifty nor Hertz terminates the Merger Agreement in accordance with its terms:

  •
  Purchaser must extend the Offer for periods of up to 10 business days if at any then scheduled Expiration Date any of the conditions to Purchaser's obligation to accept for payment and pay for the Shares validly tendered and not properly withdrawn pursuant to the Offer (the "Offer Conditions") are not satisfied or, if permitted under the Merger Agreement, waived; provided that, such extension of the Offer does not extend past the earlier of (i) the termination of the Merger Agreement in accordance with its terms and (ii) December 31, 2012.

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  If, within five business days prior to any then scheduled Expiration Date, Dollar Thrifty receives a Company Competing Proposal (as defined below) (or a revision to a previously received Company Competing Proposal), in which case Purchaser must extend the Offer so that the Expiration Date does not occur until the later of (x) the date that is five business days following the date of the Company's initial receipt of such proposal and (y) the first business day following the expiration of the applicable Notice Period (as defined below) related to such proposal. Purchaser will not be required to provide for more than one such extension of the Offer.

  •
  For any period or periods required by any applicable law or interpretation or position of the SEC or its staff or by the New York Stock Exchange ("NYSE") applicable to the Offer.

        The Merger Agreement further provides that if necessary to obtain sufficient Shares such that Hertz, Purchaser and their respective subsidiaries hold, in the aggregate, at least 90% of the outstanding Shares on a fully diluted basis, Purchaser may, and at the request of Dollar Thrifty shall, provide for a subsequent offering period (a "Subsequent Offering Period") in accordance with Rule 14d-11 under the Exchange Act. Purchaser may include a Subsequent Offering Period so long as, among other things, (i) the initial offering period of at least 20 business days has expired, (ii) Purchaser immediately accepts and promptly pays for all securities validly tendered during the Offer, (iii) Purchaser publicly announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, and the beginning of the Subsequent Offering Period, no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period and (iv) Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period. A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already will have been completed. Shares tendered during a Subsequent Offering Period may not be withdrawn. The termination rights of the parties to the Merger Agreement are as set forth in the Merger Agreement and remain unaffected by the foregoing provision in the Merger Agreement.

        Any extension of the Offer will be followed as promptly as practicable by a public announcement thereof. Such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder's Shares except during any Subsequent Offering Period. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after November 8, 2012. If the initial offering period has expired and Purchaser provides for a Subsequent Offering Period, Shares tendered during a Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates (as defined below) evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3—"Procedures for Accepting the Offer and Tendering Shares" below), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares" below, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined below) to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party.

        Subject to the applicable rules and regulations of the United States Securities and Exchange Commission (the "SEC") and the provisions of the Merger Agreement, Hertz and Purchaser expressly reserve the right (in their sole discretion) to (i) increase the Offer Price, (ii) waive, in whole or in part, any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer. However, unless otherwise provided by the Merger Agreement, without the prior written consent of Dollar Thrifty, Hertz and Purchaser may not (a) decrease the Offer Price, (b) change the form of consideration payable in the Offer, (c) decrease the number of Shares sought to be purchased in the Offer, (d) impose additional conditions on the consummation of the Offer, (e) amend or modify any of the Offer Conditions in a manner that adversely affects any holder of Shares, (f) change or waive the Minimum Tender Condition, (g) extend or otherwise change the scheduled Expiration Date in a manner other than as required or permitted by the Merger Agreement or (h) otherwise amend or modify the Offer in a manner that adversely affects any holder of Shares. The Offer may not be withdrawn prior to the scheduled Expiration Date, unless it has been terminated in accordance with the Merger Agreement.

        The rights reserved by Hertz and Purchaser as described in the preceding paragraph are in addition to Hertz and Purchaser's rights described in Section 15—"Certain Conditions of the Offer". Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement if required. Such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date of the Offer. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act), and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

        If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may be withdrawn only to the extent that tendering stockholders are entitled to withdrawal rights as described below under Section 4—"Withdrawal Rights". However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder's offer.

        If, subject to the terms of the Merger Agreement, Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material Offer Condition, Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or the information concerning such offer, other than a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer's soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the changes to the terms or information. With respect to a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer's soliciting fee, an offer generally must remain open for a minimum of 10 business days following the dissemination of such information to stockholders.

        Dollar Thrifty has provided Purchaser with Dollar Thrifty's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9 and other related documents will be mailed to record holders of Shares whose names appear on Dollar Thrifty's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

2.  Acceptance for Payment and Payment for Shares.

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, purchase and promptly pay for, all Shares validly tendered and not properly withdrawn prior to the Expiration Date. Purchaser expressly reserves the right, in its sole discretion, but subject to applicable laws (including Rule 14e-1(c) under the Exchange Act) to delay acceptance for and thereby delay payment for Shares in order to comply with applicable laws or if any of the conditions referred to in Section 15—"Certain Conditions of the Offer" have not been satisfied or if any event specified in subsection (iv) of such section has occurred. For a description of Purchaser's right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see Section 15—"Certain Conditions of the Offer". If Purchaser provides a Subsequent Offering Period, Purchaser will accept for payment, purchase and promptly pay for, all validly tendered Shares as they are received during the Subsequent Offering Period. See Section 1—"Terms of the Offer".

        We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") (and, if applicable, any separate Rights certificates), or confirmation of a book-entry transfer of such Shares (a "Book-Entry Confirmation") into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares", (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.

        The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant. The term "Agent's Message" also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary's office.

        For purposes of the Offer (including during any Subsequent Offering Period), Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may only be withdrawn to the extent that tendering stockholders are entitled to withdrawal rights as described below under Section 4—"Withdrawal Rights" and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Purchaser pay interest on the consideration paid for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in making such payment.

        Upon the terms of the Merger Agreement, Purchaser reserves the right to transfer or assign, in whole or in part from time to time, to any direct, wholly owned subsidiary of Hertz the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer.

        If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares", such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

3.  Procedures for Accepting the Offer and Tendering Shares.

        Valid Tenders.    In order for Shares to be validly tendered pursuant to the Offer, either (i) the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (a) the Share Certificates evidencing such tendered Shares must be received by the Depositary at such address prior to the Expiration Date or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date (except with respect to any Subsequent Offering Period, if one is provided) or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under "Guaranteed Delivery".

        Book-Entry Transfer.    The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date (except with respect to any Subsequent Offering Period, if one is provided), or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

        For Shares to be validly tendered during any Subsequent Offering Period, the tendering stockholder must comply with the foregoing procedures, except that required documents and certificates must be received during the Subsequent Offering Period.

        Signature Guarantees.    No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility's systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchanges Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other "eligible guarantor institution", as such term is defined in Rule 17Ad-15 of the Exchange Act (each of the foregoing being referred to as an "Eligible Institution"). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution, as described in Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s) of the Share

Certificates surrendered, then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

        Guaranteed Delivery.    If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder's Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

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  such tender is made by or through an Eligible Institution;

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  a properly completed and duly executed notice of guaranteed delivery (the "Notice of Guaranteed Delivery"), substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

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  the Share Certificates (or a Book-Entry Confirmation) evidencing all such tendered Shares, in proper form for transfer, together with the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery.

        The Notice of Guaranteed Delivery may be transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

        Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases (including during any Subsequent Offering Period) only be made after timely receipt by the Depositary of (i) Share Certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.

        The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

        A tender of Shares pursuant to any of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer, as well as the tendering stockholder's representation and warranty to Hertz and Purchaser that (1) such stockholder owns the tendered Shares (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase), (2) such stockholder has the full power and authority to tender, sell, assign and transfer the tendered Shares (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase)

and (3) when the same are accepted for payment by Purchaser, Purchaser will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims and will not have been transferred to Purchaser in violation of any contractual or other restriction on the transfer thereof.

        The acceptance for payment by Purchaser of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

        Determination of Validity.    Our interpretation of the terms and conditions of the Offer (including the accompanying Letter of Transmittal and the instructions thereto) will be final and binding to the fullest extent permitted by law. All questions as to the form of documents (including notices of withdrawal) and the validity, form, eligibility (including time of receipt) of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination shall be final and binding upon the tendering party. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any condition of the Offer to the extent permitted by the Merger Agreement and applicable law or any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Hertz, Purchaser, Dollar Thrifty, the Depositary, Innisfree M&A Incorporated (the "Information Agent"), Barclays (the "Dealer Manager") or any other person is or will be under any duty to give any notification of any defects or irregularities in tenders and none of them will incur any liability for failure to give any such notification.

        Appointment.    By executing the Letter of Transmittal or, in the case of a book-entry transfer, by delivery of an Agent's Message in lieu of a Letter of Transmittal, the tendering stockholder irrevocably appoints designees of Purchaser as such stockholder's agents, attorneys-in-fact and proxies, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase. These proxies will be governed by and construed in accordance with the laws of the State of Delaware and applicable Federal securities laws. All such powers of attorney and proxies shall be considered irrevocable and coupled with an interest in the tendered Shares and other securities or rights issued or issuable in respect of such Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment:

  •
  all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will be revoked, without further action;

  •
  no subsequent powers of attorney, proxies, consents or revocations may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto; and

  •
  the designees of Purchaser will thereby be empowered to exercise all voting, consent and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of Dollar Thrifty's stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise.

        Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies or consents, absent a purchase of Shares, from Dollar Thrifty's stockholders.

        Backup Withholding.    To avoid backup withholding of U.S. Federal income tax on payments made pursuant to the Offer, each eligible tendering U.S. Holder (as defined in Section 5—"Material U.S. Federal Income Tax Consequences") should complete and return the Substitute Form W-9 included with the Letter of Transmittal. Eligible tendering Non-U.S. Holders (as defined in Section 5—"Material U.S. Federal Income Tax Consequences") should complete and submit the Internal Revenue Service ("IRS") Form W-8BEN (or other applicable IRS Form W-8), which can be obtained from the Depositary or at www.irs.gov. For a more detailed discussion of backup withholding, see Section 5—"Material U.S. Federal Income Tax Consequences".

4.  Withdrawal Rights.

        Except as otherwise described in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Tenders of Shares made pursuant to the Offer may be withdrawn at any time until the expiration date and, unless Purchaser has accepted the Shares for payment pursuant to the Offer, may also be withdrawn at any time within 60 days after the commencement of the Offer (after November 8, 2012). If Purchaser includes a Subsequent Offering Period, shares of Dollar Thrifty common stock tendered during the Subsequent Offering Period may not be withdrawn.

        For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and, unless such Shares have been tendered by or for the account of an Eligible Institution, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares", any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

        If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

        Withdrawals of Shares may not be rescinded.    Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date (or during the Subsequent Offering Period, if any) by following one of the procedures described in Section 3—"Procedures for Accepting the Offer and Tendering Shares" (except Shares may not be tendered or re-tendered using the procedures for guaranteed delivery during any Subsequent Offering Period).

        No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment. See Section 1—"Terms of the Offer".

        All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding upon the tendering party. Purchaser reserves the absolute right to waive any defect or irregularity in the withdrawal of Shares by any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. None of Purchaser, Dollar Thrifty, the Depositary, the

Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.  Material U.S. Federal Income Tax Consequences.

        The following is a general summary of the material U.S. Federal income tax consequences of the Offer and the Merger to stockholders of Dollar Thrifty whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary does not purport to address all U.S. Federal income tax matters that may be relevant to a particular stockholder, nor is it a complete analysis of all potential U.S. Federal income tax consequences. This summary does not address any tax consequences arising under any state, local or foreign tax laws or U.S. Federal estate or gift tax laws. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

        This summary is limited to stockholders who hold shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address tax considerations applicable to stockholders that may be subject to special tax rules including, without limitation, the following: (i) persons that are subject to special expatriation rules; (ii) financial institutions; (iii) insurance companies; (iv) brokers, dealers or traders in securities or currencies or notional principal contracts; (v) tax-exempt entities; (vi) persons that hold Shares as part of a "hedging" or "conversion" transaction or as a position in a "straddle" or as part of a "synthetic security" or other integrated transaction for U.S. Federal income tax purposes; (vii) stockholders subject to the alternative minimum tax; (viii) regulated investment companies; (ix) real estate investment trusts; (x) persons that own (or are deemed to own) 5% or more of the Shares; (xi) partnerships and other pass-through entities and persons who hold Shares through such partnerships or other pass-through entities; (xii) persons that have a "functional currency" other than the U.S. dollar; (xiii) "controlled foreign corporations"; (xiv) "passive foreign investment companies"; (xv) tax-qualified retirement plans; and (xvi) stockholders that acquired (or will acquire) Shares through exercise of employee stock options or otherwise as compensation.

        For purposes of the Offer and the Merger, a "U.S. Holder" means a beneficial owner of Shares that is, for U.S. Federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. Federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. Federal income taxation regardless of its source; or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over its administration and (b) one or more U.S. persons has the authority to control all of the substantial decisions of the trust. For purposes of the Offer and the Merger, a "Non-U.S. Holder" is a beneficial owner of Shares that is not a U.S. Holder.

        If a partnership (or other entity taxable as a partnership for U.S. Federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors.

        The descriptions of U.S. Federal income tax consequences set forth below are for general information only. All stockholders should consult their own tax advisors as to the particular tax consequences of participating in this Offer and the Merger in light of their particular circumstances, including the application of U.S. Federal, state, local or foreign tax laws and possible changes in such laws.

        Consequences of the Offer and the Merger to U.S. Holders.    The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. Federal income tax purposes. Accordingly, if you hold Shares as capital assets for U.S. Federal income tax purposes, you will generally recognize a capital gain or loss on a sale of the Shares for cash pursuant to the Offer or an exchange of Shares for cash pursuant to the Merger, in an amount equal to the difference, if any, between the U.S. dollar amount you receive and your adjusted tax basis in the Shares. Gain or loss will generally be calculated separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Any capital gain or loss recognized will be long-term capital gain or loss if your holding period for the Shares exceeds one year as of the closing of the Offer or the Merger. Currently, long-term capital gains of non-corporate taxpayers are subject to a maximum U.S. Federal income tax rate of 15%. For both corporate and non-corporate taxpayers, the deductibility of capital losses is subject to limitations.

        Consequences of the Offer and the Merger to Non-U.S. Holders.    Payments made to you as a Non-U.S. Holder with respect to the Shares that you exchange in the Offer or the Merger generally will be exempt from U.S. Federal income tax, unless:

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  your gain, if any, on Shares is effectively connected with your conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to your permanent establishment in the United States), and in such event (i) you will be subject to U.S. Federal income tax in the same manner as if you were a U.S. Holder (except that you should provide an IRS Form W-8ECI instead of a Substitute Form W-9) and (ii) if you are a corporation, you may also be subject to branch profits tax on such gain at a 30% rate (or such lower rate as may be specified under an applicable income tax treaty) or

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  you are an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, and in such event you will be subject to U.S. Federal income tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares (net of certain losses recognized during such year).

        Information Reporting and Backup Withholding.    All payments to which you would be entitled pursuant to the Offer or the Merger will be subject to information reporting and backup withholding of U.S. Federal income tax at a rate of 28%. Backup withholding may be avoided if you (i) are a corporation or an exempt recipient; or (ii) provide a taxpayer identification number ("TIN") and certify that no loss of exemption from backup withholding has occurred. If you are a U.S. Holder, you should complete and sign the Substitute Form W-9 that is included with the Letter of Transmittal, to be returned to the Depositary, in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exception exists and is proved in a manner satisfactory to the Depositary. If you are a Non-U.S. Holder, you must generally submit an IRS Form W-8BEN (or other applicable IRS Form W-8) attesting to your exempt foreign status in order to qualify as an exempt recipient.

        If you do not provide a correct TIN, you may be subject to penalties imposed by the IRS. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against your U.S. Federal income tax liability, provided the required information is given to the IRS. If backup withholding results in an overpayment of tax, you may obtain a refund by filing a U.S. Federal income tax return. You should consult your own tax advisors as to your qualification for exemption from backup withholding and the procedure for obtaining the exemption.

6.  Price Range of Shares; Dividends.

        The Shares are listed and principally traded on NYSE under the symbol "DTG". The following table sets forth, for each of the periods indicated, the high and low closing sales prices per Share on the NYSE, as reported in published financial sources:

	High	Low
Fiscal Year Ended December 31, 2010
First Quarter	$34.60	$23.84
Second Quarter	51.55	32.09
Third Quarter	52.34	41.06
Fourth Quarter	50.00	45.76
Fiscal Year Ended December 31, 2011
First Quarter	$66.73	$47.70
Second Quarter	83.74	66.60
Third Quarter	74.26	56.30
Fourth Quarter	70.43	53.83
Fiscal Year Ending on December 31, 2012
First Quarter	$81.79	$70.56
Second Quarter	83.19	75.27
Third Quarter (through September 7, 2012)	87.22	71.58

        Dollar Thrifty has not declared or paid any cash dividends on the Shares during the periods indicated above.

        On August 24, 2012, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing price of the Shares reported on the NYSE was $81.00 per Share. On September 7, 2012, the last full day of trading prior to the commencement of the Offer, the closing price per Share reported on the NYSE was $87.03.

        Stockholders are urged to obtain a current market quotation for the Shares.

7.  Certain Effects of the Offer.

        Market for the Shares.    The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public. Hertz and Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. The extent of the public market for Shares and the availability of quotations reported in the over-the-counter market depend upon the number of stockholders holding the Shares, the aggregate market value of the Shares remaining at such time, the interest of maintaining a market in the Shares on the part of any securities firms and other factors.

        NYSE Listing.    The Shares are listed on the NYSE. Depending upon the number of Shares purchased pursuant to the Offer and the number of Dollar Thrifty stockholders remaining thereafter, the Shares may no longer meet the requirements of the NYSE for continued listing and may be delisted from the NYSE. According to the NYSE's published guidelines, the NYSE would consider delisting the Shares if, among other things, (i) the number of total stockholders of Dollar Thrifty should fall below 400, (ii) the number of total stockholders of Dollar Thrifty should fall below 1,200 and the average monthly trading volume for the Shares is less than 100,000 for the most recent 12 months or (iii) the number of publicly held Shares (exclusive of holdings of officers and directors of

Dollar Thrifty and their immediate families and other concentrated holdings of 10% or more) should fall below 600,000.

        If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected. If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. The extent of the public market therefor and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Hertz cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the consideration being offered in the Offer.

        If the Shares are not delisted prior to the Merger, then Hertz and Purchaser intend to delist the Shares from the NYSE promptly following the consummation of the Merger.

        Registration Under Exchange Act.    The Shares are currently registered under the Exchange Act. This registration may be terminated upon application by Dollar Thrifty to the SEC if the Shares are not listed on a "national securities exchange" and there are fewer than 300 record holders. Termination of registration under the Exchange Act would substantially reduce the information required to be furnished by Dollar Thrifty to holders of Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders' meetings and the related requirement to furnish an annual report to stockholders and the requirements of Exchange Act Rule 13e-3 with respect to "going private" transactions, no longer applicable to the Shares. In addition, "affiliates" of Dollar Thrifty and persons holding "restricted securities" of Dollar Thrifty may be deprived of the ability to dispose of these securities pursuant to Rule 144 under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for listing on the NYSE. We intend to seek to cause Dollar Thrifty to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met. If registration of the Shares is not terminated prior to the Merger, then Hertz and Purchaser intend to terminate the registration of the Shares under the Exchange Act upon consummation of the Merger.

        Margin Regulations.    The Shares are currently "margin securities", as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer it is possible that the Shares would no longer constitute "margin securities" for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, Shares would no longer constitute "margin securities".

8.  Certain Information Concerning Dollar Thrifty.

        General.    Dollar Thrifty is a corporation incorporated in Delaware on November 4, 1997, with its principal executive offices located at 5330 East 31st Street, Tulsa, Oklahoma 74135. The telephone number for Dollar Thrifty's principal executive offices is (918) 660-7700. The following description of Dollar Thrifty and its business is qualified in its entirety by reference to Dollar Thrifty's Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and other publicly available documents and records on file with the SEC and other public sources. Dollar Thrifty's common stock is listed on the NYSE under the symbol "DTG". Through its Dollar Rent A Car and Thrifty Car Rental brands, Dollar Thrifty has been serving value-conscious leisure and business travelers since 1950. Dollar Thrifty maintains a strong presence in domestic leisure travel in virtually all of the top U.S. and Canadian airport markets, and also derives a significant portion of its revenue from international travelers to the U.S. under contracts with various international tour operators. Dollar and Thrifty have approximately 280 corporate locations in the United States and Canada, with approximately 5,900 employees located mainly in North America. In addition to its corporate operations, Dollar Thrifty maintains global service capabilities through an expansive franchise network of approximately 1,300 franchise locations in 82 countries.

        Available Information.    The Shares are registered under the Exchange Act. Accordingly, Dollar Thrifty is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Dollar Thrifty is required to disclose in such proxy statements certain information, as of particular dates, concerning Dollar Thrifty's directors and officers, their remuneration, stock options granted to them, the principal holders of Dollar Thrifty's securities and any material interest of such persons in transactions with Dollar Thrifty. Such reports, proxy statements and other information can be inspected and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Dollar Thrifty's filings are also available to the public on the SEC's internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213.

        Although Hertz and Purchaser have no knowledge that any such information is untrue, Hertz and Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to Dollar Thrifty or any of its subsidiaries or affiliates or for any failure by Dollar Thrifty to disclose any events which may have occurred or may affect the significance or accuracy of any such information.

9.  Certain Information Concerning Hertz and Purchaser.

        General.    Purchaser is a Delaware corporation incorporated on April 23, 2010 with its principal executive offices located at 225 Brae Boulevard, Park Ridge, New Jersey 07656-0713. The telephone number of Purchaser's principal executive office is (201) 307-2000. To date, Purchaser has not conducted any activities other than in connection with the organization of Purchaser, the negotiation and execution of the Agreement and Plan of Merger, dated as of April 25, 2010 (the "2010 Merger Agreement"), by and among Dollar Thrifty, Hertz and Purchaser, the transactions contemplated by the 2010 Merger Agreement, the exchange offer for shares of Dollar Thrifty common stock commenced by Hertz and Purchaser on May 24, 2011 and withdrawn on October 27, 2011, and the negotiation and execution of the Merger Agreement and the consummation of the Transactions. Purchaser is an indirect wholly owned subsidiary of Hertz.

        Hertz is a corporation incorporated in Delaware on July 15, 2005 with principal executive offices at 225 Brae Boulevard, Park Ridge, New Jersey 07656-0713. The telephone number of Hertz's principal executive offices is (201) 307-2000. Hertz's common stock is listed on the NYSE under the symbol "HTZ." Hertz owns what it believes is the largest worldwide airport general use car rental brand, operating from approximately 8,650 corporate and licensee locations in approximately 150 countries as of December 31, 2011. The Hertz brand name is one of the most recognized in the world, signifying leadership in quality rental services and products. Hertz operates both corporate and licensee locations in cities and airports in North America, Europe, Latin America, Australia, Asia and New Zealand. In addition, Hertz has licensee locations in cities and airports in Africa and the Middle East. Hertz also rents equipment through approximately 325 branches in the United States, Canada, China, France, Spain and Saudi Arabia, as well as through its international licensees. Hertz and its predecessors have been in the car rental business since 1918 and in the equipment rental business since 1965.

        The name, business address, principal phone number, principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Hertz and Purchaser and certain other information are set forth on Schedule I hereto.

        As of the date of this Offer to Purchase, Hertz beneficially owns 472,699 Shares, representing less than 2% of the outstanding Shares. No part of the purchase price or market value of these shares was represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such shares. Hertz has not acquired or disposed of any Shares within 60 days of the date of this Offer to Purchase.

        Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Hertz, Purchaser or, after due inquiry and to the best knowledge and belief of Hertz and Purchaser, the persons listed in Schedule I hereto or any associate or majority owned subsidiary of Hertz, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Dollar Thrifty; (ii) none of Hertz, Purchaser and, to Hertz's and Purchaser's knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares during the past 60 days; (iii) none of Hertz, Purchaser or, after due inquiry and to the best knowledge and belief of Hertz and Purchaser, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Dollar Thrifty (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Hertz, Purchaser, their subsidiaries or, after due inquiry and to the best knowledge and belief of Hertz and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Dollar Thrifty or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Hertz, Purchaser, their subsidiaries or, after due inquiry and to the best knowledge and belief of Hertz and Purchaser, of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Dollar Thrifty or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets other than those described in Section 11—"Background of the Offer; Past Contacts or Negotiations with Dollar Thrifty".

        Except as described in this Offer to Purchase or Schedule I to this Offer to Purchase, none of Hertz, Purchaser or, after due inquiry and to the best knowledge and belief of Hertz and Purchaser, any of the persons listed on Schedule I to this Offer to Purchase has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

        Available Information.    Pursuant to Rule 14d-3 under the Exchange Act, Hertz and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the "Schedule TO"), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, and such reports and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Hertz's filings are also available to the public on the SEC's internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213.

10.  Source and Amount of Funds.

        The Offer is not subject to any financing condition or contingency.

        Hertz, Purchaser's parent company, will provide Purchaser with sufficient funds to consummate the Offer and the Merger. Hertz intends to provide Purchaser with the necessary funds from cash on hand and new borrowings. We estimate that the total amount of cash required to complete the transactions contemplated by the Offer and the Merger, including payment of any fees, expenses and other related amounts incurred in connection with the Offer and the Merger, will be approximately $2.37 billion, including the use of approximately $400 million of cash and cash equivalents available from Dollar Thrifty.

        The Hertz Corporation ("THC"), an indirect wholly owned subsidiary of Hertz, has entered into a commitment letter, dated as of August 26, 2012, pursuant to which Barclays Bank PLC, Deutsche Bank AG Cayman Islands Branch and Bank of America, N.A. (collectively, the "Commitment Parties") committed to provide, subject to certain conditions set forth therein, unsecured bridge loans in an aggregate amount of $1.95 billion (the "Facility") in connection with the Offer and the Merger. The proceeds of the bridge loans will be used to, among other things, finance a portion of the consideration Dollar Thrifty stockholders will receive in the Offer and the Merger.

        The loans under the Facility will mature 365 days from the date of initial funding of the Facility. On the maturity date the loans outstanding under the Facility shall automatically be converted into senior unsecured term loans that may be exchanged for senior secured notes, in each case having the terms set forth in the commitment letter. Such rollover loans and notes will mature eight years from the date of initial funding of the loans under the Facility.

        Conditions Precedent to the Debt Financing.    The availability of the initial funding under the debt financing is subject to the satisfaction or waiver of a number of conditions, including:

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  the consummation of the Offer substantially concurrently with the initial funding of the Facility without any waiver of the Offer Conditions, which waiver is materially adverse to the lenders (unless the waiver of such condition has been approved by lenders holding 66 2/3% of the sum of the aggregate commitments of all lenders (the "Required Lead Arrangers", who shall include, in any event, each of the Commitment Parties), which approval shall not be unreasonably withheld or delayed;

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  the execution by THC and the guarantors of the definitive documentation for the Facility consistent with the commitment letter and delivery thereof to the administrative agent. The administrative agent shall have received such additional customary certificates, legal opinions and other documents as the Required Lead Arrangers shall reasonably request;

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  the accuracy of certain specified representations in all material respects on and as of the date of the borrowing (although any such representation that expressly relates to a given date or period shall be required only to be true and correct in all material respects as of the respective date or for the respective period, as the case may be) (it being understood that the representation in

    Section 3.06(a) (including any related definitions therein to the extent those definitions are used therein) of the Merger Agreement shall not have been modified, waived or amended without the consent of the Required Lead Arrangers);

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  the receipt by the lenders of all fees required to be paid or delivered by THC to them on or prior to the initial funding of the Facility;

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  the receipt by the administrative agent of a certificate of the chief financial officer of THC certifying the solvency, as of the date of initial funding and after giving effect to the transactions, of THC and its subsidiaries on a consolidated basis, in customary form as reasonably agreed between the administrative agent and THC; and

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  the receipt by the administrative agent of all documentation and other information about THC and the guarantors as has been reasonably requested in writing at least 10 days prior to the closing date by the administrative agent that the administrative agent reasonably determines is required by regulatory authorities under applicable "know your customer" and anti-money laundering rules and regulations, including without limitation the PATRIOT Act.

        Interest Rates.    The interest rate per annum applicable to the Facility will be an adjusted London inter-bank offer rate ("LIBOR") plus a LIBOR spread. LIBOR shall be subject to a floor of 1.0%. The LIBOR spread shall initially be 5.375% per annum. If, however, the Facility is not repaid in whole within the three-month period following the initial funding thereof, the LIBOR spread will increase by 0.50% per annum at the end of such three-month period and shall increase by an additional 0.50% per annum at the end of each three-month period thereafter until, but excluding, the maturity date. The interest rate per annum applicable to the Facility shall not however exceed the interest rate cap agreed upon between THC and the Commitment Parties. Default interest of 2.0% per annum shall be paid on all overdue amounts.

        Pre-Payments.    The Facility will, to the extent permitted under THC's senior term loan credit agreement, dated March 11, 2011 (as amended, the "Senior Term Credit Agreement"), THC's ABL credit facility and the indenture relating to THC's 6.75% senior notes due 2019 (the "Existing Senior Indenture"), provide for mandatory prepayments of the Facility from (a) the net cash proceeds from certain issuances or incurrence of borrowed money debt (with appropriate exceptions) of THC and its domestic subsidiaries and (b) the net cash proceeds from any public offering of equity securities of Hertz (with appropriate exceptions), subject in each case to any required prior repayment requirements and reinvestment rights under any of the Senior Term Credit Agreement, THC's ABL credit facility and the Existing Senior Indenture. The Facility will also allow for optional prepayment of the loans in whole or in part at par plus accrued and unpaid interest thereon.

        Guarantees.    The obligations of THC under the Facility will be guaranteed on a senior unsecured basis by each existing and future domestic subsidiary of THC to the extent such subsidiary also guarantees the obligations of THC under the Existing Senior Indenture.

        Other Terms.    The Facility will contain customary representations and warranties, affirmative and negative covenants and events of default applicable to THC and its restricted subsidiaries, which will be consistent, with respect to covenants and events of default (including acceleration mechanics), with the Existing Senior Indenture and, with respect to other provisions (excluding mandatory prepayment provisions), the Senior Term Credit Agreement.

        It is anticipated that the borrowings described above (to the extent they are actually made) will be refinanced or repaid from funds generated internally by Hertz (including, after consummation of the Merger, existing cash balances of and funds generated by Dollar Thrifty) or other sources, which may include the proceeds of additional loans and/or the sale of securities. No decision has been made concerning this matter, and decisions will be made based on Hertz's review from time to time of the advisability of making additional borrowings and/or selling particular securities as well as on interest rates and other economic conditions.

        The foregoing description of the debt financing is qualified in its entirety by reference to the full text of the commitment letter, a copy of which is attached hereto as Exhibit (b) to Schedule TO and is incorporated herein by reference.

        Purchaser does not believe its financial condition is relevant to the decision of holders of Shares concerning whether to tender Shares and accept the Offer because:

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  the Offer is not subject to any financing condition or contingency;

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  the Offer is for all outstanding Shares and is being made solely for cash;

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  in light of Hertz's financial capacity in relation to the amount of consideration payable in the Offer, Purchaser, through Hertz, will have sufficient funds, lines of credit or other sources of funding immediately available to purchase all Shares validly tendered in the Offer and not properly withdrawn; and

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  if Purchaser consummates the Offer, it expects to acquire any remaining Shares not purchased in the Offer for the same cash price in the Merger.

11.  Background of the Offer; Past Contacts or Negotiations with Dollar Thrifty.

        Over the past several years, Hertz's board of directors has from time to time engaged with its senior management to review and discuss potential strategic alternatives, and has considered ways to enhance its performance and prospects in light of competitive and other relevant developments. These reviews and discussions have focused on, among other things, the business environment facing the car rental industry generally and each respective company in particular, as well as conditions in the automotive industry and the debt financing markets. These reviews have also included periodic discussions with respect to potential transactions, including potential transactions with Dollar Thrifty, that would further its strategic objectives and enhance shareholder value, and the potential benefits and risks of those transactions.

        Beginning in 2007, Hertz and Dollar Thrifty have held periodic discussions regarding a potential business combination transaction. These discussions culminated in the entry into the 2010 Merger Agreement by Hertz, Purchaser and Dollar Thrifty on April 25, 2010. Pursuant to the 2010 Merger Agreement, Hertz agreed to acquire Dollar Thrifty for $41.00 per share of Dollar Thrifty common stock (less the per share amount of a special dividend to be declared and paid by Dollar Thrifty immediately prior to the acquisition), consisting of an 80% cash / 20% Hertz common stock consideration mix.

        On July 28, 2010, Avis sent a letter to Dollar Thrifty offering to acquire Dollar Thrifty for $39.25 in cash and 0.6543 shares of Avis stock (then valued at $7.25) per share.

        On August 3, 2010, Dollar Thrifty notified Avis that Avis's offer did not satisfy all of the prongs of the "Superior Proposal" requirement under the 2010 Merger Agreement.

        On September 2, 2010, Avis issued a press release announcing that it had increased the cash portion of its offer from $39.25 to $40.75 per share.

        On September 3, 2010, Mr. Frissora called Mr. Thompson to ask Dollar Thrifty to postpone its special meeting to permit Dollar Thrifty stockholders to make a more informed decision based upon potential developments in the Federal Trade Commission (the "FTC") review of the transactions contemplated by the 2010 Merger Agreement and a potential alternate transaction with Avis Budget. Mr. Thompson responded that while he would raise Mr. Frissora's request with the Dollar Thrifty Board, he believed such a postponement was not necessary and that Hertz should consider an increase in the merger consideration to reflect what Mr. Thompson maintained was a material increase in the value of Dollar Thrifty's business since the execution of the 2010 Merger Agreement and, thereby, to increase the likelihood of approval of the merger by Dollar Thrifty's stockholders. Following discussions with the Dollar Thrifty Board, Mr. Thompson advised Mr. Frissora that Dollar Thrifty would not change the date of its special stockholder meeting.

        On September 10, 2010, Hertz, Purchaser and Dollar Thrifty entered into an amendment to the previously executed 2010 Merger Agreement. The amendment provided for a $10.80 increase in the per share cash consideration to be paid by Hertz to Dollar Thrifty stockholders from $32.80 (less the special dividend per share amount) to $43.60 (less the special dividend per share amount). On September 13, 2010, Hertz and Dollar Thrifty issued a joint press release announcing the amendment.

        On September 23, 2010, Avis announced that it was increasing the cash portion of its offer from $40.75 to $45.79 per share (which would include the proceeds of a pre-closing special dividend to be paid by Dollar Thrifty consistent with its previous proposal).

        On September 24, 2010, Hertz affirmed that its offer to acquire Dollar Thrifty at a purchase price equivalent to $50.25 (based on the then-current value of Hertz common stock and including the special per share amount) was Hertz's final offer.

        On September 30, 2010, at a special meeting of Dollar Thrifty stockholders, such stockholders did not approve the proposal to adopt the 2010 Merger Agreement. As a result, on October 1, 2010, Hertz terminated the 2010 Merger Agreement. Also, on October 1, 2010, Hertz withdrew its application under the HSR Act with the FTC and the U.S. Department of Justice.

        In February 2011, Hertz retained Cravath, Swaine & Moore LLP, referred to as Cravath, as legal counsel, and Lazard Frères & Co. LLC, referred to as Lazard, as a financial advisor.

        From February 2011 through the beginning of May 2011, Hertz's financial and legal advisors assisted Hertz in determining whether it was in Hertz's best interest to pursue an acquisition of Dollar Thrifty and advised Hertz on various alternatives available to it in the event Hertz ultimately decided to pursue an acquisition. During that period, Hertz's financial and legal advisors provided information to Hertz regarding facts and circumstances surrounding Dollar Thrifty, including its financial outlook, its competitive position and valuation methodologies, and Hertz's legal advisors provided advice to Hertz regarding the likelihood that Avis would obtain regulatory clearance for a transaction with Dollar Thrifty.

        On May 8, 2011, Mr. Frissora informed Mr. Thompson over the phone that Hertz intended to announce a cash/stock exchange offer for Dollar Thrifty common stock the next day. Mr. Frissora discussed the merits of Hertz's proposal, including the compelling value and closing certainty being offered. Mr. Frissora also explained to Mr. Thompson that Hertz was seeking a friendly and cooperative transaction and requested that Dollar Thrifty cooperate with Hertz regarding antitrust matters. Prior to that conversation, Hertz and Dollar Thrifty had not held any conversations regarding an acquisition of Dollar Thrifty by Hertz since the termination of the 2010 Merger Agreement.

        On May 9, 2011, Hertz filed its registration statement on Form S-4 with the SEC and filed a press release announcing its intent to commence an exchange offer at a price per share of Dollar Thrifty common stock of (i) $57.60 in cash, without interest and less any required withholding taxes, and (ii) 0.8546 shares of Hertz common stock, and to consummate a second-step merger following completion of the proposed exchange offer.

        On May 9, 2011, Mr. Frissora sent a letter to Mr. Thompson confirming that Hertz was looking forward to proceeding on a consensual basis with the support of the Dollar Thrifty Board. The letter also described Hertz's offer and FTC process.

        On May 9, 2011, representatives of Cleary Gottlieb Steen & Hamilton LLP, referred to as Cleary, Dollar Thrifty's legal counsel, spoke with representatives of Cravath by telephone. In this conversation, the Cravath representatives reiterated Hertz's intention to pursue a cooperative transaction with Dollar

Thrifty and that the primary reasons for pursuing an exchange offer at that time were to demonstrate its seriousness to Dollar Thrifty stockholders and the FTC. The Cravath representatives also reiterated Hertz's request that Dollar Thrifty cooperate with Hertz regarding antitrust matters. During the course of this conversation, the Cleary representatives explained that Dollar Thrifty's willingness to cooperate with Hertz regarding antitrust matters may be conditioned upon Hertz's waiver of its right to receive a termination fee under the 2010 Merger Agreement in the event that Dollar Thrifty entered into an agreement with respect to, or consummated, a business combination with any party other than Hertz prior to the one-year anniversary of the termination of the 2010 Merger Agreement. The representatives of Cravath responded that they did not believe Hertz would be willing to agree to such a waiver.

        Also on May 9, 2011, Dollar Thrifty issued a press release announcing that the Dollar Thrifty board of directors would review and consider Hertz's offer and related statements in accordance with its fiduciary duties to Dollar Thrifty stockholders and that Dollar Thrifty stockholders were advised to take no action pending the Dollar Thrifty board of directors' review of the exchange offer.

        On May 11, 2011, a representative of Cleary spoke by telephone with a representative of Cravath and formally requested that Hertz waive its right to receive a termination fee under the 2010 Merger Agreement in exchange for Dollar Thrifty's cooperation on antitrust clearance matters. The representative of Cravath responded that Hertz was absolutely unwilling to waive its rights to the termination fee under the 2010 Merger Agreement. Following further discussion of the matter, the Cleary representative informed the Cravath representative that Dollar Thrifty would cooperate with Hertz on antitrust matters notwithstanding Hertz's refusal to waive its right to a termination fee, in accordance with the determinations of the Dollar Thrifty Board on May 10, 2011.

        On May 12, 2011, Hertz and Dollar Thrifty each announced that they had agreed to cooperate with respect to Hertz's efforts to pursue antitrust clearance of its proposed acquisition of Dollar Thrifty.

        On May 18, 2011, Dollar Thrifty adopted a stockholder rights plan.

        On June 6, 2011, Dollar Thrifty filed its Solicitation/Recommendation Statement on Schedule 14D-9 and announced that its board of directors unanimously recommended that Dollar Thrifty shareholders not tender their shares pursuant to Hertz's then-outstanding exchange offer.

        On June 30, 2011, Hertz filed a request with the Canadian Competition Bureau pursuant to the Competition Act (Canada) (the "Competition Act") requesting that the Canadian Competition Commissioner waive the obligation to comply with Part IX of the Competition Act and provide a "no-action" letter confirming that the Canadian Competition Commissioner did not intend to make an application under section 92 of the Competition Act relating to Hertz's then-outstanding exchange offer. On July 7, 2011, the Canadian Competition Commissioner granted the requested waiver and issued a "no-action" letter to Hertz.

        On July 11, 2011, Hertz announced that it would extend the expiration date of its exchange offer until August 5, 2011.

        On July 14, 2011, Hertz filed a Notification and Report Form with the federal antitrust authorities under the HSR Act relating to Hertz's then-outstanding exchange offer.

        On August 8, 2011, Hertz announced that it was extending the expiration date of its exchange offer until September 9, 2011.

        On August 15, 2011, the FTC issued a "Request for Additional Information and Documentary Materials", or second request, to Hertz and to Dollar Thrifty in connection with Hertz's pending exchange offer.

        On August 21, 2011, Mr. Thompson sent a letter to Mr. Frissora and Mr. Ronald L. Nelson, Chairman and Chief Executive Officer of Avis, informing them that the Dollar Thrifty Board had determined to solicit best and final definitive proposals for submission in early October 2011. The letter indicated that based on the results of this process, Dollar Thrifty would consider what actions would be in the best interest of Dollar Thrifty and its shareholders. In the letter, Mr. Thompson expressed the importance of mitigating in advance the antitrust regulatory risks of a transaction with Dollar Thrifty and that any proposal requiring Dollar Thrifty shareholders to assume any portion of such risk would likely be unacceptable to the Dollar Thrifty Board or Dollar Thrifty's shareholders.

        On September 6, 2011, J.P. Morgan, on behalf of Dollar Thrifty, sent a letter to each of Mr. Frissora and Mr. Nelson outlining the process for Dollar Thrifty's solicitation of acquisition proposals.

        On September 9, 2011, Hertz issued a press release announcing it was extending the expiration date of its exchange offer to November 1, 2011.

        On September 14, 2011, Avis publicly announced that, although it had made significant progress toward obtaining U.S. regulatory clearance for the acquisition of Dollar Thrifty and it believed that such regulatory clearance could be obtained, Avis had decided not to pursue a transaction at that time in light of the then current market conditions.

        On September 26, 2011, Dollar Thrifty sent a form of merger agreement to Hertz.

        On October 7, 2011, Mr. Frissora contacted Mr. Thompson by telephone to inform him that Hertz would not be submitting a definitive proposal by the October 10, 2011 final bid date set forth in Dollar Thrifty's letters to Hertz and Avis of September 6, 2011. However, Mr. Frissora reaffirmed Hertz's commitment to pursuing an acquisition of Dollar Thrifty and stated that its goal was to obtain antitrust regulatory clearance by the end of 2011.

        On October 27, 2011, Hertz issued a press release announcing that it had decided to withdraw the exchange offer. Hertz stated in the press release that it continued to believe that a merger with Dollar Thrifty would be in the best interests of both companies and that Hertz remained engaged with the FTC to secure antitrust clearance for the proposed transaction.

        Following the withdrawal of its exchange offer, Hertz and its representatives continued to engage in discussions with the FTC to secure antitrust clearance for the acquisition of Dollar Thrifty by Hertz.

        On February 17, 2012, Dollar Thrifty extended its stockholder rights plan to be effective through May 30, 2013.

        On May 16, 2012, Mr. Frissora and Mr. Thompson spoke by telephone. During the course of this discussion, Mr. Thompson explained that Dollar Thrifty was not for sale, but that if Hertz wished to re-engage with Dollar Thrifty regarding a potential transaction, Hertz should present a fully packaged deal, including an offer letter and draft merger agreement, and that if Hertz's price and draft merger agreement were within an acceptable range, Dollar Thrifty would re-engage. Mr. Thompson also explained that in light of his fiduciary responsibilities under applicable law Dollar Thrifty would inform Avis of any offer by Hertz so that Avis would have an opportunity to make a competing bid. Prior to that conversation, Hertz and Dollar Thrifty had not had any conversations regarding an acquisition of Dollar Thrifty by Hertz since the termination of Hertz's 2011 exchange offer.

        Mr. Frissora and Mr. Thompson again spoke by telephone on May 24, 2012. Mr. Frissora updated Mr. Thompson on the status of Hertz's efforts to obtain antitrust clearance from the FTC for an acquisition of Dollar Thrifty and indicated that Hertz's board of directors had instructed Mr. Frissora to wait until the recommendation had been sent by the FTC staff to the commissioners before contacting Mr. Thompson to have substantive discussions regarding a potential transaction.

        On May 31, 2012, Mr. Frissora and Mr. Thompson again spoke by telephone. Mr. Frissora provided Mr. Thompson with a further update on the status of Hertz's efforts to obtain antitrust clearance from the FTC for an acquisition of Dollar Thrifty.

        On June 29, 2012, Mr. Frissora and Mr. Thompson spoke by telephone. Mr. Frissora provided Mr. Thompson with an update on Hertz's efforts to obtain antitrust clearance from the FTC for an acquisition of Dollar Thrifty and reiterated that Hertz would not be willing to re-engage with Dollar Thrifty regarding a potential transaction until shortly before it expected to receive antitrust clearance. Mr. Thompson explained that he believed it would be preferable for Hertz to engage sooner. Mr. Thompson also explained to Mr. Frissora that, in terms of valuation, Dollar Thrifty was less focused on its current share price and placed a greater emphasis on its standalone value and projections.

        On July 13, 2012, The Hertz Corporation, an indirect wholly owned subsidiary of Hertz, entered into a purchase agreement for the sale of Simply Wheelz LLC, the owner of Hertz's Advantage business, and certain other assets. The closing of that divestiture is conditioned upon, among other things, Hertz completing an acquisition of Dollar Thrifty.

        On July 25, 2012, Mr. Frissora and Mr. Thompson again spoke by telephone. Mr. Thompson explained that he believed that it would likely help ensure antitrust clearance if Hertz and Dollar Thrifty entered into a merger agreement before the FTC Commissioners were asked to vote on the matter. Mr. Thompson also told Mr. Frissora that Dollar Thrifty's expectations regarding valuation had not changed even though Dollar Thrifty's stock price had recently decreased.

        On August 1, 2012, Mr. Frissora informed Mr. Thompson by telephone that, as previously requested by Mr. Thompson, Hertz was prepared to engage with Dollar Thrifty to begin discussing an acquisition of Dollar Thrifty by Hertz, but that Hertz would only engage with Dollar Thrifty prior to receiving FTC clearance if Dollar Thrifty would agree that for a two week period it would not engage in any discussions with other potential bidders regarding a potential transaction prior to entering into a merger agreement with Hertz. Mr. Frissora explained that in exchange for Dollar Thrifty agreeing not to engage in such discussions, Hertz would be willing to include a "go shop" provision in the merger agreement which would allow Dollar Thrifty, for a two-week period following entry into a merger agreement by Hertz and Dollar Thrifty, to solicit and initiate discussions with third parties regarding a potential transaction. Later in the day on August 1, 2012, representatives of Cravath and representatives of Cleary discussed the proposal Mr. Frissora had made to Mr. Thompson and finalized the language which would be included in the confidentiality agreement to be entered into by Hertz and Dollar Thrifty.

        On August 2, 2012, Dollar Thrifty and Hertz executed a confidentiality agreement that included an exclusivity agreement. The confidentiality agreement provided that, during the exclusivity period, Dollar Thrifty would not (i) solicit or initiate, seek, participate in or otherwise knowingly encourage or knowingly take any action to facilitate the submission of, any expression of interest, inquiry, proposal or offer from any third party relating to a business combination transaction or (ii) knowingly participate in any negotiations or discussions with any third party regarding, or furnish any nonpublic information to any third party with respect to, or otherwise pursue, enter into, accept or consummate, any proposed business combination transaction involving any third party. Dollar Thrifty further agreed to terminate or suspend any then existing negotiations with any third party regarding a business combination transaction during the exclusivity period. The agreement provided that the exclusivity period would run from August 2, 2012 until terminated by either Hertz or Dollar Thrifty, provided that neither party could terminate the exclusivity period until August 16, 2012.

        On August 2, 2012, Mr. Frissora and Mr. Thompson again spoke by telephone. Mr. Frissora informed Mr. Thompson that Hertz would be submitting a non-binding indication of interest to acquire all of the shares of Dollar Thrifty common stock for $80.00 per share in cash. Mr. Frissora also provided Mr. Thompson with an update on the status of Hertz's efforts to obtain antitrust clearance from the FTC for the proposed transaction. On that same day, following the discussion between Mr. Frissora and Mr. Thompson, Hertz submitted to Dollar Thrifty a letter, which described its non-binding indication of interest to acquire all of the shares of Dollar Thrifty common stock for $80.00 per share in cash. Hertz stated that its proposal was subject to satisfactory due diligence but was not subject to any financing condition or contingency. Along with its non-binding indication of interest, Hertz delivered a draft merger agreement to Dollar Thrifty.

        On August 3, 2012, representatives of Cleary, Cravath and Hertz's antitrust counsel, Jones Day, held telephonic conversations regarding the proposed consent order that Hertz had discussed with the FTC staff with respect to its divestiture of its Advantage business and certain other assets, and Hertz, Dollar Thrifty and their respective counsel entered into a joint defense agreement.

        On August 5, 2012, Mr. Frissora and Mr. Thompson again spoke by telephone. Mr. Thompson explained to Mr. Frissora that he had discussed Hertz's offer with Dollar Thrifty's Board of Directors and that Dollar Thrifty had determined that Hertz's $80 per share offer was inadequate. Mr. Thompson suggested, and Mr. Frissora agreed, that representatives of Hertz and Dollar Thrifty should meet in person to discuss their respective views on valuation. Later in the day on August 5, 2012, representatives of Cravath and representatives of Cleary discussed the draft merger agreement.

        On August 7, 2012, representatives of Cravath and representatives of Cleary had further discussions regarding the draft merger agreement.

        On August 8, 2012, Mr. Frissora and Elyse Douglas (Executive Vice President and Chief Financial Officer of Hertz) met with Mr. Thompson and H. Clifford Buster, III (Senior Executive Vice President, Chief Financial Officer and Treasurer of Dollar Thrifty). During this meeting, the representatives of Dollar Thrifty and Hertz discussed their respective views on the value of Dollar Thrifty. Mr. Thompson provided the representatives of Hertz with materials explaining their valuation of Dollar Thrifty and indicated that any revised offer from Hertz would need to start with a "9" (that is, would be at least $90 per share). During the course of this meeting, in response to a request from Mr. Thompson whether the merger consideration could include a stock component, Mr. Frissora indicated that up to 10-15% of the merger consideration could be composed of Hertz stock if it was absolutely critical to reaching an agreement. Also, during the course of this meeting the representatives of Dollar Thrifty and Hertz discussed the process for receiving FTC clearance for the transaction. Mr. Thompson stated that Dollar Thrifty wanted Hertz to agree to pay a break up fee if the proposed transaction did not close for reasons related to the failure of the transaction to receive FTC clearance. In response, Mr. Frissora stated that Hertz did not believe that such a break up fee was appropriate in these circumstances.

        Later in the day on August 8, 2012, representatives of Lazard, BofA Merrill Lynch and Barclays, whom we refer to collectively as "Hertz's financial advisors", discussed the Dollar Thrifty valuation materials with representatives of Goldman Sachs and J.P. Morgan, whom together we refer to as "Dollar Thrifty's financial advisors".

        On August 9, 2012, Mr. Frissora and Mr. Thompson spoke by telephone. Mr. Frissora explained to Mr. Thompson that the valuation materials Dollar Thrifty had provided to Hertz on August 8, 2012 had not changed Hertz's views on valuation, but that Hertz would consider changing its views on valuation based on its review of Dollar Thrifty's forward looking business plan. Mr. Frissora also told Mr. Thompson that any revised offer by Hertz would not start with a "9" (that is, would be less than $90 per share), and that he would need additional information from Dollar Thrifty to arrive at a revised offer. Mr. Thompson also agreed to provide Hertz with certain requested diligence materials, including Dollar Thrifty's forward looking business plan and cash balances.

        Later in the day on August 9, 2012, Dollar Thrifty provided Hertz with prospective financial information of Dollar Thrifty for the fiscal years ending 2012 through 2014, and on August 10, 2012, representatives of Hertz and Dollar Thrifty participated in diligence calls.

        On August 12, 2012, Mr. Frissora and Mr. Thompson again spoke by telephone. Mr. Frissora told Mr. Thompson that Hertz would be willing to increase its offer to $84.00 per share in cash if Dollar Thrifty would agree to a negotiated transaction. Mr. Frissora also told Mr. Thompson that Hertz would not agree to a breakup fee, but that Hertz would be willing to agree to reimburse Dollar Thrifty for up to $5 million of expenses incurred after the entry into a merger agreement if the proposed transaction did not close for reasons related to the failure of the transaction to receive FTC clearance. In addition to offering to reimburse certain expenses, Mr. Frissora told Mr. Thompson that Hertz would agree to include in the merger agreement a provision that would allow Dollar Thrifty to, subject to certain conditions, terminate the merger agreement if it reasonably determined in good faith that the FTC was unlikely to approve the transaction. During this discussion, Mr. Thompson again asked Mr. Frissora whether Hertz was prepared to include its own stock as part of the consideration and Mr. Frissora stated that Hertz's stock was materially undervalued and Hertz would consider such a request from Dollar Thrifty if it was absolutely critical to reaching an agreement and would likely reduce the overall merger consideration. Mr. Thompson told Mr. Frissora that he would discuss Hertz's proposal with the Dollar Thrifty Board.

        Shortly after their conversation, representatives of Cravath provided a revised draft of the merger agreement to representatives of Cleary, which draft included the proposal made by Mr. Frissora to Mr. Thompson. The representatives of Cravath then discussed the revised draft of the merger agreement with the representatives of Cleary.

        On August 13, 2012, Mr. Frissora and Mr. Thompson again spoke by telephone. Mr. Thompson informed Mr. Frissora that he had discussed Hertz's August 12 proposal with the Dollar Thrifty Board and its advisors, and had concluded that the revised offer was inadequate. Mr. Thompson also told Mr. Frissora that Dollar Thrifty would be willing to consider a proposal comprising either of the following alternative transaction structures: (i) an all cash transaction of $93.00 per share, or (ii) a cash and stock transaction of $90.00 per share composed of $63.00 in cash and $27.00 in Hertz common stock (at a mutually agreed upon fixed exchange ratio). Following this discussion, Dollar Thrifty sent Hertz a letter describing the foregoing transaction structures which Dollar Thrifty would be willing to consider. Dollar Thrifty stated in its letter that its proposal was subject to satisfactory reciprocal diligence, including the receipt and review of detailed financial projections of Hertz.

        On August 14, 2012, Mr. Frissora informed Mr. Thompson that Hertz continued to believe that Hertz's offer of $84.00 per share was a full price and that Hertz would not agree to a deal with a price that started with a "9". Following this discussion, Hertz sent Dollar Thrifty a letter that reaffirmed Hertz's offer of $84.00 per share and its commitment to completing a friendly transaction with Dollar Thrifty.

        On August 16, 2012, Mr. Frissora and Mr. Thompson again spoke by telephone. During this call, Mr. Thompson told Mr. Frissora that Dollar Thrifty would be willing to consider a proposal comprising either of the following alternative transaction structures: (i) an all cash transaction of $90.00 per share, or (ii) a cash and stock transaction of $88.00 per share composed of $70.40 in cash and $17.60 in Hertz common shares (at a mutually agreed upon fixed exchange ratio). Following this discussion, Dollar Thrifty sent Hertz a letter describing these proposals. In the letter, Mr. Thompson also described proposals relating to the termination fee and expense reimbursement payable to Dollar Thrifty in the event FTC clearance was not obtained.

        On August 17, 2012, Mr. Frissora and Mr. Thompson again spoke by telephone. During this call, Mr. Frissora told Mr. Thompson that Hertz was prepared to increase its offer from $84.00 per share to $86.00 per share in cash. Following this discussion, Hertz sent Dollar Thrifty a letter that described the foregoing proposal. In the letter, Mr. Frissora also stated that Hertz would agree to a 30-day "go-shop" period following the execution of a definitive agreement. Mr. Frissora also stated in the letter that Hertz would agree to a $44.6 million break-up fee plus $5 million in expense reimbursement payable to Hertz if Dollar Thrifty terminated the proposed transaction in certain circumstances. Mr. Frissora stated that Hertz would not agree to a reverse break-up fee or a commitment to take other actions to get FTC clearance for the proposed transaction, beyond those contemplated by the proposed consent agreement being discussed by Hertz and the FTC staff.

        Later on August 17, 2012, Mr. Frissora and Mr. Thompson again spoke by telephone. During this call, Mr. Thompson told Mr. Frissora that Dollar Thrifty would be willing to consider a proposal comprising either of the following alternative transaction structures: (i) an all cash transaction of $89.00 per share, or (ii) a cash and stock transaction of $87.00 per share composed of $69.60 in cash and $17.40 in Hertz common shares (at a mutually agreed upon fixed exchange ratio). Mr. Frissora and Mr. Thompson discussed a deal structure in which neither party would be required to pay a break-up fee and that Hertz would not be required to take other actions to get FTC clearance for the proposed transaction, beyond those contemplated by the proposed consent order being discussed by Hertz and the FTC staff, unless such actions were de minimis.

        During the afternoon of August 17, 2012, Hertz's board of directors convened a meeting to discuss the proposed transaction. Following this meeting, Mr. Frissora and Mr. Thompson again spoke by telephone. During this call, Mr. Frissora told Mr. Thompson that Hertz was prepared to increase its offer from $86.00 per share to $86.50 per share in cash. Mr. Thompson responded that in his view the Dollar Thrifty Board would also find a proposal of $86.50 to be inadequate. Later in the call, Mr. Thompson told Mr. Frissora that Dollar Thrifty may be willing to consider an all cash transaction of $88.00 per share.

        Following these discussions and until the entry into the definitive merger agreement, representatives of Cravath and representatives of Cleary held discussions regarding the terms of the proposed transaction.

        On August 22, 2012, Mr. Thompson and Mr. Frissora again spoke by telephone. During this call, Mr. Frissora told Mr. Thompson that Hertz would be willing to propose an offer price of $87.00 in cash. Mr. Thompson responded that in his view, the Dollar Thrifty Board would not find $87.00 per share in cash to be adequate. After further discussion, Mr. Frissora told Mr. Thompson that Hertz would be willing to consider a proposal comprising either of the following alternative transaction structures: (i) an all cash transaction of $87.50 per share, or (ii) a cash and stock transaction of $86.50 per share consisting of 92.5% cash and 7.5% stock (at a mutually agreed upon fixed exchange ratio). Mr. Frissora told Mr. Thompson that these proposals constituted Hertz's best and final offer. Mr. Frissora also gave Mr. Thompson his view that the remaining differences between the parties in respect of the merger agreement could be resolved expeditiously. On the same day, representatives of Lazard Frères contacted representatives of J.P. Morgan to communicate the same information, while representatives of Cravath contacted representatives of Cleary to discuss Hertz's revised offer and the remaining issues outstanding in regard to the merger agreement. Following this discussion, Hertz sent Dollar Thrifty a letter describing the foregoing transaction structures and confirmed that these proposals constituted Hertz's best and final offer.

        On August 22, 2012, Mr. Thompson contacted Mr. Frissora and informed him that the Dollar Thrifty Board authorized Dollar Thrifty to pursue a transaction with Hertz at a price of $87.50 per share, in cash.

        Between August 22 and August 26, 2012, representatives of Cravath and Cleary finalized the merger agreement and disclosure schedules.

        In the evening of August 26, 2012, Hertz's board of directors held a special telephonic meeting to consider the terms of the proposed transaction. At the meeting, Mr. Frissora provided an overview of the proposed transaction and reviewed its strategic rationale. Representatives of Hertz and its financial advisors reviewed with Hertz's board of directors the financial terms of the proposed merger and representatives of Hertz and Cravath summarized the terms of the draft merger agreement. Following discussion, Hertz's board of directors unanimously approved the proposed merger and authorized Hertz to enter into the merger agreement and commence this Offer.

        Also in the evening of August 26, 2012, Dollar Thrifty confirmed to Hertz that the Dollar Thrifty Board had met and approved Dollar Thrifty's entry into the Merger Agreement and the transactions contemplated thereby.

        Later in the evening on August 26, 2012, the merger agreement was executed by officers of Dollar Thrifty, Hertz and Purchaser. Concurrently with the execution of the merger agreement, THC, a wholly owned subsidiary of Hertz, entered into the commitment letter described in Section 10—"Source and Amount of Funds". Shortly thereafter that evening, Dollar Thrifty and Hertz issued a joint press release announcing the execution of the merger agreement.

        On September 10, 2012, Hertz commenced the Offer.

12.  The Merger Agreement.

        Holders of shares of Dollar Thrifty common stock and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in this Offer to Purchase. The Merger Agreement has been provided solely to inform holders of shares of Dollar Thrifty common stock of its terms. The Merger Agreement includes customary representations and warranties of Dollar Thrifty, Hertz and Purchaser. The representations, warranties and covenants contained in the Merger Agreement were made solely for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to qualifications and limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders. Security holders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Dollar Thrifty, Hertz, or their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Dollar Thrifty's or Hertz's public disclosures. Factual disclosures about the company contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement. The following summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as an exhibit to the Tender Offer Statement on Schedule TO filed with the SEC, which may be examined and copied as set forth in Section 9—"Certain Information Concerning Hertz and Purchaser".

  The Merger Agreement

        On August 26, 2012, Hertz and Purchaser entered into the Merger Agreement with Dollar Thrifty as a means to acquire all of the outstanding Shares. The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, Hertz and Purchaser shall consummate the Offer on the terms and subject to the conditions set forth in Section 15—"Certain Conditions of the Offer".

  Recommendation

        The Dollar Thrifty Board has unanimously (i) determined that the Merger Agreement, the Merger and the other Transactions are advisable and in the best interests of Dollar Thrifty and its stockholders, (ii) approved the Merger Agreement, the Merger and such other Transactions in accordance with the requirements of the DGCL and (iii) resolved to recommend that Dollar Thrifty's stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, to the extent required by applicable law, adopt the Merger Agreement and approve the Merger and the other Transactions. A description of the reasons for the Dollar Thrifty Board's approval of the Offer and the Merger is set forth in Dollar Thrifty's Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to Dollar Thrifty's stockholders together with this Offer to Purchase. Dollar Thrifty stockholders are encouraged to review carefully the Schedule 14D-9, together with this Offer to Purchase.

  Dollar Thrifty Board of Directors

        Upon the acceptance for payment by Purchaser of Shares tendered pursuant to the Offer representing at least such number of Shares necessary to satisfy the Minimum Tender Condition (the "Acceptance Time"), subject to compliance with Dollar Thrifty's organizational documents, applicable law and the regulations of the NYSE, Purchaser will be entitled to designate, elect or cause the Dollar Thrifty Board to elect such number of directors to the Dollar Thrifty Board as is equal to the product, rounded up to the next whole number, of (i) the total number of directors on the Dollar Thrifty Board (determined after giving effect to any new directors designated or elected pursuant to this sentence) multiplied by (ii) the percentage that the aggregate number of Shares beneficially owned by Hertz, Purchaser and any of their affiliates (including Shares accepted for payment pursuant to the Offer) bears to the total number of Shares then outstanding, and Dollar Thrifty shall, upon Purchaser's request, cause the Dollar Thrifty Board to promptly (A) adopt resolutions (1) increasing the size of the Dollar Thrifty Board by the number of directors necessary to give effect to the above (after giving effect to any concurrent resignations of incumbent directors) and (2) as necessary to give effect to Dollar Thrifty's other obligations with regards to directors and committees, (B) elect Purchaser's designees to fill such newly created directorships on the Dollar Thrifty Board and (C) take all such other actions necessary to elect or designate to the Dollar Thrifty Board the individuals designated by Purchaser and permitted to be so designated by the Merger Agreement (including, if necessary, by securing the resignations of such number of incumbent directors as is necessary or desirable to enable Purchaser's designees to be so elected or designated to the Dollar Thrifty Board). Upon Purchaser's request, at such time as Purchaser is entitled to elect or designate directors to the Dollar Thrifty Board, Dollar Thrifty must also cause (a) each committee of the Dollar Thrifty Board, (b) the board of directors of each of its subsidiaries and (c) each committee of such board of directors of each of its subsidiaries, to include persons designated by Purchaser constituting at least the same percentage of each such committee or board of directors as Purchaser's designees constitute on the Dollar Thrifty Board.

        Notwithstanding the election or appointment of Purchaser's designees to the Dollar Thrifty Board in accordance with the preceding paragraph, following such time and prior to the Effective Time, the affirmative vote of a majority of the Dollar Thrifty directors then in office that were not elected or appointed by Purchaser and who are not officers, directors or employees of Hertz, Purchaser or any of their respective affiliates (the "Continuing Directors") shall be required to (i) amend or terminate the Merger Agreement on behalf of Dollar Thrifty, (ii) exercise or waive any of Dollar Thrifty's rights or remedies under the Merger Agreement, (iii) extend the time for performance of any of Hertz's or Purchaser's obligations under the Merger Agreement, (iv) make any determinations or agreements made by or on behalf of Dollar Thrifty under the Merger Agreement, (v) amend Dollar Thrifty's articles of organization or bylaws, (vi) effect any Company Change of Recommendation (as defined below) or (vii) take any other action in connection with the Merger Agreement and the transactions contemplated thereby required to be taken by the Dollar Thrifty Board that adversely affect the rights of Dollar Thrifty's stockholders (other than Hertz or Purchaser). For purposes of considering any such matters, the Continuing Directors are permitted to meet without the presence of the other directors. The Continuing Directors have the authority to retain counsel and other advisors at the expense of Dollar Thrifty and to institute any action on behalf of Dollar Thrifty to enforce performance of the Merger Agreement or any of Dollar Thrifty's rights under the Merger Agreement. Dollar Thrifty must, and Hertz will cause Dollar Thrifty to, indemnify and advance expenses to the Continuing Directors in connection with their service as directors of Dollar Thrifty prior to the Effective Time to the fullest extent permitted by law and in accordance with the indemnification provisions of the Merger Agreement. From and after the Acceptance Time, and prior to the Effective Time, neither Hertz nor Purchaser may take any action to remove a Continuing Director.

        Following the consummation of the Merger, the directors and officers of Dollar Thrifty will be, respectively, the directors of Purchaser immediately prior to the Effective Time and the persons designated as officers by Hertz in writing to Dollar Thrifty at least three business days prior to the Effective Time.

  Top-Up Option

        The Merger Agreement provides that, subject to certain conditions, Hertz and Purchaser have an irrevocable option (the "Top-Up Option") to purchase from Dollar Thrifty a number of Shares (the "Top-Up Shares") equal to the lowest number of Shares that, when added to the Shares that Hertz and its subsidiaries (including Purchaser) own at the time of exercise of the Top-Up Option, would constitute one share more than 90% of the Shares outstanding, at an exercise price per Top-Up Share equal to the Offer Price. Purchaser may, and at the request of Dollar Thrifty, Purchaser must (and at the request of Dollar Thrifty, Hertz shall cause Purchaser to) exercise the Top-Up Option, only if the exercise of the Top-Up Option and the issuance and delivery of the Top-Up Shares is not prohibited by any law or Restraint (as defined below) and Purchaser irrevocably commits upon exercise of the Top-Up Option to promptly effect a short-form merger following such exercise. The Top-Up Option is exercisable for not more than the number of authorized but unissued (and not reserved for issuance) Shares at the time of exercise. Hertz and Purchaser may exercise the Top-Up Option once, in whole and not in part, promptly after the acceptance for payment by Purchaser of Shares pursuant to the Offer representing at least such number of Shares as shall satisfy the Minimum Tender Condition. The Top-Up Option will terminate upon the earlier of (a) the termination of the Merger Agreement and (b) the consummation of the Merger.

  Conversion of Shares of Dollar Thrifty Common Stock in the Merger

        Pursuant to the terms of the Merger Agreement, each Share not tendered in the Offer and issued and outstanding immediately prior to the Effective Time (other than Shares owned by Hertz, Purchaser or Dollar Thrifty (as treasury stock or otherwise) or any of their respective subsidiaries or held by Dollar Thrifty stockholders who perfect appraisal rights under Section 262 of the DGCL) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive the Offer Price, net to the shareholder in cash, without interest (the "Merger Consideration"), subject to withholding tax.

  Vote Required to Approve Merger

        In general, under the DGCL, a merger of two Delaware corporations requires (i) the adoption of a resolution by the board of directors of each of the corporations desiring to merge approving an agreement and plan of merger containing provisions with respect to certain statutorily specified matters and (ii) the adoption of such agreement by the stockholders of each corporation by the affirmative vote of the holders of at least a majority of all of the outstanding shares of stock entitled to vote on such matter, unless otherwise provided for in that corporation's certificate of incorporation or, in the case of a short-form merger, as described in the next paragraph. Accordingly, except in the case of a short-form merger, the affirmative vote of Dollar Thrifty's stockholders representing at least a majority of all outstanding shares of Dollar Thrifty stock is required in order to adopt the Merger Agreement. The execution and delivery of the Merger Agreement and the consummation of the Offer and the other transactions contemplated by the Merger Agreement have been duly and validly approved by the boards of directors of Hertz and Purchaser, respectively, and have been adopted and approved by the sole stockholder of Purchaser.

        Under the DGCL, if Hertz and Purchaser acquire, pursuant to the Offer, the exercise of the Top-Up Option or otherwise, at least 90% of the outstanding shares of Dollar Thrifty common stock, Hertz and Purchaser would be able to promptly consummate the Merger as a "short-form" merger without prior notice to, action by or a vote of the Dollar Thrifty Board or the Dollar Thrifty stockholders. Even if Hertz and Purchaser do not own 90% of the outstanding shares of Dollar Thrifty common stock following consummation of the Offer, Hertz and Purchaser could seek to purchase additional shares of Dollar Thrifty common stock in the open market, from Dollar Thrifty or otherwise in order to reach the 90% threshold.

        Unless Hertz and Purchaser effect a short-form merger pursuant to the DGCL, Dollar Thrifty will, at the option of Hertz, solicit action by stockholder written consent or hold a special meeting of its stockholders as promptly as practicable following the consummation of the Offer for the purpose of adopting the Merger Agreement. In the stockholder consent solicitation or at the special meeting, as applicable, all of the shares of Dollar Thrifty common stock acquired pursuant to the Offer or otherwise owned by Hertz or any of its subsidiaries (including Purchaser) will be voted in favor of adopting the Merger Agreement. Assuming that the Minimum Tender Condition is satisfied, upon consummation of the Offer, Hertz would have sufficient voting power to adopt the Merger Agreement promptly following the consummation of the Offer without the affirmative vote or consent of any other stockholder of Dollar Thrifty. Because of the availability of the Top-Up Option, we anticipate that if the Offer is completed, the Merger will be completed shortly following completion of the Offer.

  Effect on Dollar Thrifty Options, Performance Shares and Restricted Stock

        As of the Acceptance Time, by virtue of the Merger and without any action on the part of the holders thereof, each Dollar Thrifty stock-based award will be treated as follows:

            (i)  each option to purchase Shares granted to employees or directors of Dollar Thrifty or any of its subsidiaries under any Dollar Thrifty benefit plan that is outstanding immediately prior to the Acceptance Time, whether vested or unvested (collectively, the "Dollar Thrifty Options"), shall be canceled and converted into the right to receive from Hertz, at the Acceptance Time, a lump sum cash payment equal to the product of (a) the number of Shares subject to such Dollar Thrifty Option immediately prior to the Acceptance Time multiplied by (b) the excess, if any, of the Merger Consideration over the exercise price per Share of such Dollar Thrifty Option immediately prior to the Acceptance Time, provided that if any holder of a Dollar Thrifty Option notifies Dollar Thrifty, in writing, at least 10 business days before the Acceptance Time, of his or her irrevocable election to have such Dollar Thrifty Options assumed by Hertz, each Dollar Thrifty Option held by such holder will be converted into an option to purchase the number of whole shares of common stock of Hertz that is equal to the number of Shares subject to such Dollar Thrifty Option immediately prior to the Acceptance Time multiplied by the Incentive Award Exchange Ratio (as defined below), at an exercise price per share of Hertz common stock equal to the exercise price of each such Share subject to such Dollar Thrifty Option immediately prior to the Acceptance Time divided by the Incentive Award Exchange Ratio;

           (ii)  each grant of performance or performance unit share awards outstanding as of the Acceptance Time (each, a "Performance Share Award") shall immediately accelerate and vest, and the holder thereof will be entitled to receive from Hertz, at the Acceptance Time, in lieu of such Performance Share Award a lump sum cash payment equal to the product of (a) the Merger Consideration multiplied by (b) the number of Shares that would be deliverable to the holder under such Performance Share Award if the applicable management objectives were met or exceeded;

          (iii)  each restricted stock unit of Dollar Thrifty common stock granted to any employee or director of Dollar Thrifty or any of its subsidiaries under a Dollar Thrifty benefit plan (including each deferred stock unit granted to non-employee directors or to executives pursuant to individual deferral arrangements) that is outstanding immediately prior to the Acceptance Time other than the Performance Share Awards (collectively, the "Company Restricted Stock Units", and, together with the Dollar Thrifty Options and the Performance Share Awards, each, a "Company Incentive Award") shall immediately accelerate and vest, be canceled and converted into the right of the holder thereof to receive from Hertz, at the Acceptance Time, a lump sum cash payment equal to the product of (a) the Merger Consideration multiplied by (b) the number of Shares to which such holder's Company Restricted Stock Units pertain; and

          (iv)  all account balances outstanding under Dollar Thrifty's Amended and Restated Deferred Compensation Plan, 2009 Deferred Compensation Plan, Amended and Restated Retirement Plan and any individual deferral agreements with employees and directors will be paid out in cash to participants therein or employees or directors entitled therein by Hertz or Hertz's designee at the Acceptance Time.

        For purposes of these provisions:

        "Incentive Award Exchange Ratio" means the quotient of (x) divided by (y), rounded down to the nearest whole share, where (x) is the per share closing price of Dollar Thrifty common stock at the Acceptance Time (or, if such date is not a trading day, the trading day immediately preceding the Acceptance Time) on the NYSE and (y) is the per share closing price of Hertz common stock at the Acceptance Time (or, if such date is not a trading day, the trading day immediately preceding the Acceptance Time) on the NYSE.

  Representations and Warranties

        In the Merger Agreement, each of Hertz and Dollar Thrifty makes customary and generally reciprocal representations and warranties to the other party with respect to: corporate organization and power; capitalization; authorization of the Merger Agreement and related matters; no violations of law; consents and approvals; legal proceedings; and broker's fees.

        Dollar Thrifty also makes customary representations and warranties to Hertz with respect to SEC reports and financial statements; absence of undisclosed liabilities; internal controls; absence of certain changes or events; taxes and tax returns; employee matters and labor relations; compliance with applicable laws; compliance with insurance laws; material contracts; real property matters; intellectual property and information technology matters; environmental liabilities; insurance matters; franchise matters; vehicle purchases and leases; opinions of financial advisors; and takeover statutes and no restrictions on the Merger.

        Hertz also represents that at the Effective Time, Hertz and its subsidiaries will have sufficient funds to pay in full the Offer Price and the Merger Consideration and all other cash amounts to be paid by Hertz or Purchaser pursuant to the Merger Agreement and makes customary representations and warranties to Dollar Thrifty with respect to: business activities of Purchaser; and that Hertz is not an "interested stockholder" of Dollar Thrifty. Hertz also represents that it has provided to Dollar

Thrifty a true and correct copy of the proposed consent agreement (the "Proposed Consent Agreement") currently under discussion between Hertz and the staff of the FTC.

  Consents and Approvals

        Each of Hertz and Dollar Thrifty have agreed to use their reasonable best efforts to take all actions and to do all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger and the other transactions contemplated by the Merger Agreement.

        In particular, each of Hertz and Dollar Thrifty have agreed to: (i) use their respective reasonable best efforts to cause the Offer Conditions and the conditions to the Merger (as described below) to be satisfied on a timely basis; (ii) use their respective reasonable best efforts to obtain all necessary actions or nonactions, waivers, clearances, consents and approvals from governmental authorities (including the expiration or early termination of the applicable waiting periods required pursuant to the HSR Act) and the making of all necessary registrations and filings; (iii) as promptly as reasonably practicable, respond to any formal or informal requests for additional information or documentary material from any governmental authority whether received before or after the date of the Merger Agreement; and (iv) consult and cooperate with each other in connection with any responses made or submitted in connection with the Offer and the Merger before any governmental authority.

        In addition, Hertz and Dollar Thrifty agree that, in the event that any action or proceeding is instituted (or threatened to be instituted) challenging the Offer, the Merger or the other transactions contemplated by the Merger Agreement as violative of the HSR Act or would otherwise prevent or materially impede or delay the consummation of the Offer, the Merger or such transactions, each of Hertz and Dollar Thrifty will use its reasonable best efforts to cooperate and take all actions and to assist and cooperate with each other in doing all things necessary, proper or advisable to as promptly as reasonably practical vigorously contest and resist any such action or proceeding (and to have vacated or reversed any judgment, injunction or other order) that restrains, enjoins, prohibits, prevents or restricts or would otherwise materially impedes or delays the consummation of the Offer, the Merger or such transactions.

        For the purposes of the Merger Agreement, Hertz's "reasonable best efforts" shall include an obligation of Hertz and its subsidiaries to take any and all actions required of Parent and its subsidiaries pursuant to the Proposed Consent Agreement (each, a "Consent Agreement Action"); provided that each Consent Agreement Action will be conditioned upon the consummation of the Merger. Notwithstanding the preceding sentence, "reasonable best efforts" shall not require Hertz or its subsidiaries to (i) sell, license, franchise, divest or otherwise dispose of, or hold separate and agree to sell or otherwise dispose of, any assets, categories of assets, business locations, business lines or business of Dollar Thrifty or Hertz or their respective subsidiaries; (ii) terminate any existing relationships, contractual rights or obligations of Dollar Thrifty or Hertz or their respective subsidiaries; (iii) terminate any venture or other arrangement; (iv) create any new relationships, contractual rights or obligations of Dollar Thrifty or Hertz or their respective subsidiaries or (v) effectuate any other change or restructuring of Dollar Thrifty or Hertz or their respective subsidiaries; other than, in each case, (a) such actions required of Hertz and its subsidiaries by the Proposed Consent Agreement and (b) other such actions which, individually or in the aggregate, are of a de minimis nature.

  Conduct of the Business of Dollar Thrifty Pending the Offer and the Merger

        The Merger Agreement provides that from the date of the Merger Agreement until the earlier to occur of the Effective Time or the termination of the Merger Agreement in accordance with its terms, Dollar Thrifty will, and will cause each of its subsidiaries to, (i) conduct its business in the ordinary course in all material respects consistent with past practice, (ii) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its key officers and key employees and (iii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of any party to obtain any necessary approvals of any governmental authority required for the Offer, the Merger or the other transactions contemplated by the Merger Agreement or to perform its covenants and agreements under the Merger Agreement or to consummate the Offer, the Merger and such transactions.

        In addition, during the same time period, Dollar Thrifty will not, and will not permit any of its subsidiaries to (subject to certain exceptions and limitations), without the prior written consent of Hertz (which consent Hertz shall use its reasonable best efforts to provide or withhold within three days of Dollar Thrifty's request therefor, and which shall not be unreasonably withheld, delayed or conditioned):

            (i)  incur or assume any indebtedness or assume, guarantee, endorse or otherwise become liable or responsible for the indebtedness or other obligations of any other person (other than a wholly owned subsidiary of Dollar Thrifty), or make or forgive any loan or advance to, any person (other than a wholly owned subsidiary of Dollar Thrifty), except for (a) indebtedness in an amount that does not exceed $10,000,000 in the aggregate, (b) the issuance of letters of credit or surety bonds (including, without limitation, the issuance, increase or other modification of any letters of credit issued in connection with credit enhancement for any fleet financing) required to be obtained by Dollar Thrifty or any of its subsidiaries in the ordinary course of business consistent with past practice and (c) certain replacement fleet financing (in a principal amount not to exceed the then-outstanding principal amount of any fleet financing being replaced, modified or extended);

           (ii)  except with respect to Dollar Thrifty's existing credit agreement or the replacement of any fleet financing pursuant to clause (i) above, redeem, repurchase, defease, cancel or otherwise acquire any indebtedness of Dollar Thrifty or any of its subsidiaries (other than at stated maturity and other than the making of any required amortization payments and mandatory prepayments);

          (iii)  amend or modify Dollar Thrifty's medium term notes so as to delete or adversely affect any terms therein that are favorable to Hertz (e.g., no change-in-control provisions triggered by the Offer, the Merger or the other transactions contemplated by the Merger Agreement; no conflict with indebtedness of Hertz or its subsidiaries; and permitting the use by Hertz and its subsidiaries of vehicles owned by Dollar Thrifty and its subsidiaries);

          (iv)  adjust, split, combine or reclassify any of its capital stock, voting securities or other equity interests;

           (v)  make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock, voting securities or other equity interests or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, voting securities or other equity interests (in each case, except dividends paid by any wholly owned subsidiary to its parent);

          (vi)  issue, sell, pledge, dispose of, grant or subject to any encumbrance (other than certain permitted encumbrances) any shares of capital stock or other securities of Dollar Thrifty or any of its subsidiaries or any subscriptions, options, warrants, calls, rights, "phantom" stock rights, stock appreciation rights, stock-based performance units or other rights of any kind to acquire shares of capital stock or other securities of Dollar Thrifty or any of its subsidiaries, other than (a) issuances of capital stock or other securities issuable pursuant to the Company Incentive Awards granted prior to the date of the Merger Agreement and which are outstanding on the date of the Merger Agreement and (b) pledges or encumbrances of the capital stock of Dollar Thrifty's subsidiaries as required by Dollar Thrifty's existing credit agreement;

         (vii)  increase the wages or salaries of any past, present or future employee of any of Dollar Thrifty or its subsidiaries, except (a) for certain actions taken in respect of annual bonuses for Dollar Thrifty's 2012 fiscal year, (b) in connection with adoption of a 2012 Dollar Thrifty retention plan, (c) as required by applicable law or the terms of any Dollar Thrifty benefit plan and (d) for promotions or normal performance-related merit increases in base salaries or base wages and benefit levels made in the ordinary course of business consistent with past practice (including with respect to percentage levels and frequency of increases) with respect to employees (other than employees with change of control agreements) or directors of any of Dollar Thrifty or its subsidiaries, in an aggregate amount not to exceed $6,000,000;

        (viii)  pay or provide, or increase or accelerate the accrual rate, vesting or timing of payment or funding of, any other compensation, benefits or other rights of any employee of any of Dollar Thrifty or its subsidiaries, except as required by applicable law or the terms of any Dollar Thrifty benefit plan;

          (ix)  except to the extent permitted by the Merger Agreement in connection with the adoption of the 2012 Dollar Thrifty retention plan, (a) establish, adopt or become a party to any new employee benefit or compensation plan, program, commitment or agreement or amend or terminate any existing Dollar Thrifty benefit plan, except (1) as required by applicable law or the terms of any Dollar Thrifty benefit plan in effect on the date of the Merger Agreement or (2) with respect to employees who are not senior executives or directors, in the ordinary course of business consistent with past practice (other than any change-in-control agreements or arrangements), (b) establish, adopt or become a party to any new, or amend or terminate any existing, change-in-control agreement or arrangement with any employee of Dollar Thrifty or its subsidiaries or (c) enter into any collective bargaining agreement without providing Hertz prior written notice and the opportunity to review and comment on the terms of such agreement;

           (x)  (a) sell, transfer, license, lease, mortgage, encumber or otherwise dispose of any properties or assets to any person, other than (1) sales, transfers, licenses, leases, mortgages, encumbrances or other disposals to Dollar Thrifty or any of its subsidiaries, (2) sales, transfers, licenses, leases, mortgages, encumbrances or disposals of vehicles in the ordinary course of business consistent with past practice, (3) with respect to mortgages and encumbrances, encumbrances permitted under the Merger Agreement, (4) leases of real property in the ordinary course of business consistent with past practice and (5) sales of properties or assets with a sale price that does not exceed $1,000,000 individually or $5,000,000 in the aggregate, or (b) cancel, release or assign any claims against any person that exceed $1,000,000 individually or $5,000,000 in the aggregate;

          (xi)  enter into any new line of business or, except as required by changes in applicable law, regulation or policies imposed by any governmental authority or changes made in response to market conditions, change in any material respect its current operating policies;

         (xii)  make any investment (whether by merger, consolidation, acquisition of stock or assets, joint venture or otherwise) either by purchase of stock or securities, contributions to capital or purchase of any division or business or all or any significant portion of the property or assets of any person (other than acquisitions of the stock, securities, properties or assets not in excess of

  $4,000,000 individually or $6,000,000 in the aggregate or of a wholly owned subsidiary of Dollar Thrifty in the ordinary course of business consistent with past practice);

        (xiii)  commence or settle any action, lawsuit or proceeding, other than (a) the commencement of any such proceedings in the ordinary course of business, (b) the settlement of automobile accident liability claims incurred in the ordinary course of business and that have not had and are not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect (as defined below) on Dollar Thrifty, and (c) the settlement of any such proceedings or claims (1) for monetary payment of less than $5,000,000 individually and $10,000,000 in the aggregate and (2) which settlement does not impose any material restriction or obligation on Dollar Thrifty or any of its affiliates (including, following the consummation of the Merger, Hertz and its affiliates);

        (xiv)  amend its certificate of incorporation, bylaws or other similar governing documents;

         (xv)  enter into, assume or amend in any material respect, or grant any release or relinquish any material rights under, any material contract of Dollar Thrifty, except for (a) Dollar Thrifty's existing credit agreement and (b) with respect to any agreement, contract, lease, license, arrangement or commitment that (1) is entered into on an arm's length basis with an unaffiliated third party, (2) is entered into in the ordinary course of business consistent with past practice, (3) would not purport on its face to bind Hertz and its subsidiaries (other than Dollar Thrifty and its subsidiaries) following the consummation of the Merger and (4) with respect to any new vehicle purchase contract, does not have a term exceeding one year, unless such contract may be terminated at any time after one year without payment of penalty or premium;

        (xvi)  make any capital expenditures other than (a) capital expenditures that are not purchases of vehicles and are not in excess of $3,000,000 individually or $30,000,000 in the aggregate and (b) purchases of vehicles;

       (xvii)  place firm commitments for physical delivery of any vehicle from any manufacturer under any annual purchase program, unless the projected date of physical delivery of such vehicle is scheduled to occur within 120 days from the date of such firm commitment; provided that to the extent any manufacturer requires more than 120 days' notice for the delivery of certain specialty vehicles, Dollar Thrifty or its affiliate may place firm commitments for physical delivery of such specialty vehicles without regard to such 120-day limitation;

      (xviii)  adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Dollar Thrifty or any of its subsidiaries (other than the Merger);

        (xix)  implement or adopt any change in its tax accounting or financial accounting principles, practices or methods other than as may be required by applicable law, generally accepted accounting principles or regulatory guidelines;

         (xx)  (a) make any tax election or take any position on a tax return filed on or after the date of the Merger Agreement or adopt any method therein that is inconsistent with elections made, positions taken or methods used in preparing or filing similar returns in prior periods unless such position or election is pursuant to applicable law or the Code, (b) enter into any settlement or compromise of any tax liability, (c) file any amended tax return that would result in a change in tax liability, taxable income or loss, (d) change any annual tax accounting period, (e) enter into any closing agreement relating to any tax liability, or (f) give or request any waiver of a statute of limitation with respect to any tax return, other than those that, in the aggregate, would not reasonably be expected to result in a cost to Dollar Thrifty and its subsidiaries in excess of $1,000,000;

        (xxi)  suspend or reduce the scope of Dollar Thrifty's "like kind exchange", other than to the extent necessary in the event Dollar Thrifty or its subsidiaries are required to make any amortization payments or mandatory prepayments under any fleet financing, whether due to monoline insurer insolvency or otherwise;

       (xxii)  except as contemplated by the Merger Agreement, amend the Stockholder Rights Agreement dated as of May 18, 2011 (the "Rights Agreement"), between Dollar Thrifty and Computershare Trust Company, N.A., as the Rights Agent, as amended, redeem the Rights or take any action with respect to, or make any determination under, the Rights Agreement; or

      (xxiii)  agree to take, make any commitment to take, authorize or adopt any resolutions of its board of directors in support of any of the foregoing.

  Debt Financing

        The Offer is not subject to any financing condition or contingency.

        Hertz, Purchaser's ultimate parent company, will provide Purchaser with sufficient funds to consummate the Offer and the Merger. Hertz intends to provide Purchaser with the necessary funds from cash on hand and new borrowings. Hertz estimates that the total amount of cash required to complete the transactions contemplated by the Offer and the Merger, including payment of any fees, expenses and other related amounts incurred in connection with the Offer and the Merger, will be approximately $2.37 billion, including the use of approximately $400 million of cash and cash equivalents available from Dollar Thrifty.

        THC, a wholly owned subsidiary of Hertz, has entered into a commitment letter, dated as of August 26, 2012, pursuant to which the Commitment Parties committed to provide, subject to certain conditions set forth therein, the Facility in connection with the Offer and the Merger. The proceeds of the bridge loans will be used to, among other things, finance a portion of the consideration Dollar Thrifty stockholders will receive in the Offer and the Merger.

  Employee Matters

        For the period from the Acceptance Time through December 31, 2013, the Merger Agreement provides that Hertz will, or will cause the surviving corporation to, provide to employees (other than employees covered under the terms of a collective bargaining agreement) of Dollar Thrifty and its subsidiaries who continue to be employed by Hertz following the Acceptance Time: (i) a base salary or base wages of at least the same level and on substantially the same terms and conditions as in effect immediately prior to the Acceptance Time, (ii) employee benefits and annual bonus opportunities that in the aggregate are substantially similar to the employee benefits (excluding equity, change in control or deferred compensation plans) and annual target bonus opportunities in effect immediately prior to the Acceptance Time, and (iii) severance payments and benefits equal to the severance payments and benefits that Dollar Thrifty employees would have been eligible to receive pursuant to Dollar Thrifty's general severance guidelines immediately prior to the Acceptance Time.

        Following the Acceptance Time, Hertz will honor, or cause the surviving corporation to honor, the change in control plans and agreements of Dollar Thrifty employees, the Dollar Thrifty retention plan and any Dollar Thrifty Options which the holder elects to have assumed and converted into options to purchase shares of Hertz common stock.

        For at least six months following the Acceptance Time, the surviving corporation shall maintain the work forces at the current headquarters facility of Dollar Thrifty in Tulsa, Oklahoma. Additionally, for a period of four months following the Acceptance Time, the surviving corporation will not effect any reductions in force or other employee terminations (other than terminations for cause) with respect to Dollar Thrifty's Tulsa workforce. However, if any employee (other than employees covered under the terms of a collective bargaining agreement) in Dollar Thrifty's Tulsa workforce (excluding those covered by change in control agreements) is terminated (other than a termination for cause) prior to the four month anniversary of the Acceptance Time, Hertz will, or will cause the surviving corporation to, pay such employee for the portion of base pay for the four month period following the Acceptance Time they did not receive as a result of the termination, in addition to the severance payments they would have been entitled to under Dollar Thrifty's severance guidelines.

  Indemnification and D&O Insurance

        From and after the consummation of the Merger, Hertz will indemnify and provide advancement of expenses to all current or former directors, officers or employees of Dollar Thrifty and its subsidiaries for losses arising out of (i) any actions or omissions in their capacity as a director, officer or employee of Dollar Thrifty or its subsidiaries prior to the Effective Time or (ii) the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, in each case if such directors, officers or employees were entitled to indemnification or advancement of expenses as of the date of the Merger Agreement pursuant to Dollar Thrifty's or its subsidiary's governing documents or any applicable indemnity agreements. From and after the Acceptance Time, all existing rights to indemnification in Dollar Thrifty's governing documents or any applicable indemnity agreements will be honored to the fullest extent by Hertz, and, if after the Effective Time, by Dollar Thrifty (and Hertz will cause Dollar Thrifty to honor such rights) for acts or omissions occurring at or prior to the Effective Time.

        From and after the consummation of the Merger, Hertz will maintain, or cause Dollar Thrifty to maintain, for a period of six years a directors' and officers' insurance and indemnification policy (from either (i) Dollar Thrifty's existing insurance carrier or (ii) an insurance carrier that is reasonably satisfactory to Dollar Thrifty) that provides coverage for events occurring at or prior to the consummation of the Merger that is no less favorable to such directors and officers than the existing policy maintained by Dollar Thrifty. However, Hertz and Dollar Thrifty will not be required to pay any annual premium in excess of 300% of the current annual premium paid by Dollar Thrifty for such insurance as of the date of the Merger Agreement.

  Company Competing Proposals

        The Merger Agreement provides that, subject to limited exceptions, Dollar Thrifty will not, and will cause its affiliates not to and will not authorize or permit its and their respective representatives not to, directly or indirectly:

            (i)  solicit, initiate, knowingly facilitate or knowingly encourage the submission or making of any Company Competing Proposal (as defined below);

           (ii)  participate in any discussions or negotiations regarding, or knowingly furnish to any person any material non-public information in furtherance of (excluding, for the avoidance of doubt, information furnished to a current or prospective commercial counterparty (including any customer or supplier) of Dollar Thrifty or any of its subsidiaries for the sole purpose of furthering an existing or prospective commercial arrangement with such person and, in any event, not in contemplation of any Company Competing Proposal), any Company Competing Proposal; or

          (iii)  enter into any agreement regarding a Company Competing Proposal.

        Notwithstanding the foregoing, the Merger Agreement provides that, from and after the date of the Merger Agreement until September 25, 2012, Dollar Thrifty and its representatives may, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage the submission or making of any Company Competing Proposal and (ii) participate in any discussions or negotiations regarding, or furnish to any person any material nonpublic information in furtherance of any Company Competing Proposal, if, and only if, prior to so furnishing such information, Dollar Thrifty receives from such person an executed confidentiality agreement on terms no more favorable to such person than those contained in the confidentiality agreement between Dollar Thrifty and Hertz; provided that Dollar Thrifty shall promptly (within no more than 24 hours) provide to Hertz any material nonpublic information concerning Dollar Thrifty or its subsidiaries as provided to any such person that was not previously provided to Hertz. No later than 12:00 noon, New York time, on the business day after September 26, 2012 (the "No-Shop Start Date"), Dollar Thrifty shall, notify Hertz in writing of the identity of each person that submitted a Company Competing Proposal prior to the No-Shop Start Date. Notwithstanding other non-solicitation obligations under the Merger Agreement, Dollar Thrifty may continue to engage in the activities described in clause (i) and/or (ii) of this paragraph with respect to each Excluded Party (as defined below) on and after the No-Shop Start Date until the Acceptance Time, including with respect to any amended or revised proposal submitted by such Excluded Party on or after the No-Shop Start Date.

        In addition, notwithstanding the foregoing, the Merger Agreement provides that, if after the date of the Merger Agreement and prior to the Acceptance Time, (a) Dollar Thrifty receives an unsolicited Company Competing Proposal that the Dollar Thrifty Board determines in good faith (after consultation with its financial advisors and outside legal counsel) constitutes, or would reasonably be expected to result in, a Superior Proposal (as defined below), (b) the Dollar Thrifty Board determines in good faith (after consultation with its outside legal counsel) that the failure to take the actions described in clauses (i) and (ii) below would be inconsistent with the Dollar Thrifty Board's fiduciary duties under Delaware law, and (c) such Company Competing Proposal has not resulted from Dollar Thrifty breaching its non-solicitation obligations under the Merger Agreement, Dollar Thrifty will be permitted to (following written notice to Hertz after such a determination and prior to taking the following actions):

            (i)  furnish nonpublic information to the person making such Company Competing Proposal, if, and only if, prior to so furnishing such information, Dollar Thrifty receives from such person an executed confidentiality agreement on terms no more favorable to such person than those contained in the confidentiality agreement between Dollar Thrifty and Hertz; and

           (ii)  participate in discussions or negotiations with such person (and its representatives) with respect to such Company Competing Proposal.

        In addition, the Merger Agreement provides that Dollar Thrifty shall promptly notify Hertz (within no more than 48 hours) of the communication or receipt of any Company Competing Proposal, any request for information that could reasonably be expected to be related to a Company Competing Proposal or any request for discussions or negotiations that could reasonably be expected to be related to a Company Competing Proposal and shall keep Hertz fully informed on a current basis (within no more than 48 hours) of any material developments in the status and terms of any such Company Competing Proposal or request. In connection with any such notice, Dollar Thrifty shall (a) indicate to Hertz the identity of the person making such Company Competing Proposal or request and the material terms and conditions thereof and (b) concurrently with notifying Hertz of any material developments, provide Hertz with copies of any material written information or materials that it provides to the person making the request therefor that have not been previously provided to Hertz.

        Pursuant to the Merger Agreement, the Dollar Thrifty Board is prohibited from taking any of the following actions: (i) effecting a Company Change of Recommendation (as defined below), (ii) approving or recommending or proposing publicly to approve or recommend, any Company Competing Proposal, or (iii) approving or recommending, or publicly proposing to approve or recommend, or executing or entering into any letter of intent, agreement in principle, acquisition or other agreement relating to any Company Competing Proposal (other than a confidentiality agreement permitted by the Merger Agreement).

        Notwithstanding the foregoing, if prior to the Acceptance Time, the Dollar Thrifty Board has determined in good faith, after consultation with Dollar Thrifty's financial advisors and outside legal counsel, that an unsolicited Company Competing Proposal made after the date of the Merger Agreement that has not resulted from a breach of Dollar Thrifty's non-solicitation obligations under the Merger Agreement constitutes a Superior Proposal, then the Dollar Thrifty Board will provide written notice (a "Notice of Superior Proposal") to Hertz at least two business days in advance of making or effecting a Company Change of Recommendation, which notice will (a) advise Hertz that the Dollar Thrifty Board has received a Superior Proposal and (b) include any information and materials required to be delivered in accordance with the preceding paragraph that have not yet been provided to Hertz (including the most recent version of any written agreement relating to the transaction that constitutes a Superior Proposal or, if no such agreement exists, a written summary of the material terms and conditions of such Superior Proposal).

        If Hertz, within two business days following its receipt of a Notice of Superior Proposal (the "Notice Period"), makes an offer that, as determined in good faith by the Dollar Thrifty Board, after consultation with its financial advisors and outside legal counsel, results in the applicable Company Competing Proposal no longer being a Superior Proposal, then Dollar Thrifty may not make a Company Change of Recommendation with respect to such Company Competing Proposal and will have no right to terminate the Merger Agreement as a result of such Company Competing Proposal as described below in this Section 12 under "Termination". If Hertz does not make such an offer within the Notice Period, then the Dollar Thrifty Board may make a Company Change of Recommendation with respect to the Superior Proposal and/or may terminate the Merger Agreement to accept such Superior Proposal as described in this Section 12 under "Termination".

        During the Notice Period, Dollar Thrifty will, and will cause its representatives, including its financial advisors and outside legal counsel to, negotiate in good faith with Hertz and its representatives with respect to any offer from Hertz. Any (a) material revisions to the terms of a Superior Proposal or (b) material revisions to a Company Competing Proposal that the Dollar Thrifty Board had determined no longer constitutes a Superior Proposal, will constitute a new Company Competing Proposal and will require Dollar Thrifty to deliver to Hertz a new Notice of Superior Proposal, and will cause a new Notice Period to commence.

        The Merger Agreement defines the term "Company Change of Recommendation" as any withdrawal, qualification or modification of or public proposal to withdraw, qualify or modify, in any manner, Dollar Thrifty's recommendation (the "Company Recommendation") to its stockholders to accept the Offer, tender their Dollar Thrifty common stock to Purchaser pursuant to the Offer, and, if required by applicable law, adopt the Merger Agreement.

        The Merger Agreement defines the term "Company Competing Proposal" as any inquiry, offer or proposal (from any person other than Hertz or its subsidiaries) for (i) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or similar transaction involving Dollar Thrifty or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the assets of Dollar Thrifty and its subsidiaries, taken as a whole; (ii) the direct or indirect acquisition of assets or businesses representing 15% or more of the assets of Dollar Thrifty and its subsidiaries, taken as a whole, whether pursuant to an acquisition of securities, assets or otherwise; or (iii) the acquisition of 15% or more of any class of the issued and outstanding equity or voting securities of Dollar Thrifty.

        The Merger Agreement defines the term "Excluded Party" as any person, group of persons or group that includes any person (so long as such person, together with all other members of such group, if any, who were members of such group or another group that included such person immediately prior to the No-Shop Start Date, represent at least 50% of the equity financing of such group at all times following the No-Shop Start Date and prior to the termination of the Merger Agreement) from whom Dollar Thrifty or any of its representatives has received, after the execution of the Merger Agreement and prior to the No-Shop Start Date, a Company Competing Proposal that the Dollar Thrifty Board determines, in good faith, prior to or as of the No-Shop Start Date and after consultation with its financial advisors and outside legal counsel, constitutes or would reasonably be expected to result in a Superior Proposal.

        The Merger Agreement defines the term "Superior Proposal" as a bona fide written Company Competing Proposal (except that for purposes of the definition of Superior Proposal, references therein to "15%" shall be replaced by "50%"), which the Dollar Thrifty Board determines in good faith, after consultation with Dollar Thrifty's financial advisors and outside legal counsel, taking into account all the terms of the Company Competing Proposal (including the legal, financial and regulatory aspects of such proposal, the identity of the person making such proposal and the conditions for completion of such proposal) (i) is more favorable, from a financial point of view, to Dollar Thrifty's stockholders than the Offer, the Merger and the other transactions contemplated by the Merger Agreement (taking into account any revised proposal by Hertz to amend the terms of the Merger Agreement) and the failure of the Dollar Thrifty Board to approve or recommend such Company Competing Proposal would be inconsistent with its fiduciary duties under applicable law, (ii) the financing of which is fully committed or reasonably likely to be obtained and (iii) is reasonably expected to be consummated on a timely basis.

  Conditions of the Merger

        The respective obligation of each of Hertz, Purchaser and Dollar Thrifty to effect the Merger is subject to the prior satisfaction or waiver by such party at or prior to the consummation of the Merger of the following conditions:

            (i)  Stockholder Approval.    To the extent required by applicable law, the Merger Agreement and the Merger shall have been adopted and approved by the holders of a majority of the outstanding Shares in accordance with applicable law.

           (ii)  Tender Acceptance.    Purchaser shall have accepted for payment all Shares validly tendered (and not properly withdrawn) pursuant to the Offer.

          (iii)  No Injunctions or Restraints.    No Restraint (as defined below) shall be in effect restraining, enjoining, prohibiting or otherwise making illegal the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement; provided that a party shall not be relieved of its obligation to effect the Merger if it has not used its reasonable best efforts to contest, appeal and remove any such Restraint.

Neither the Offer nor the Merger is subject to any financing condition or contingency.

  Termination

        The Merger Agreement provides that it may be terminated at any time prior to the Effective Time under a number of different scenarios, including:

            (i)  by mutual written consent of Hertz and Dollar Thrifty;

           (ii)  by either Hertz or Dollar Thrifty:

            (a)   at any time after December 31, 2012, if the Acceptance Time shall not have occurred by December 31, 2012; provided that this right to terminate the Merger Agreement is not available to any party whose failure to fulfill in any material respect any covenants or agreements of such party set forth in the Merger Agreement has been a proximate cause of or materially contributed to the failure of the Acceptance Time to have occurred prior to such date;

            (b)   if any Restraint having the effect of permanently restraining, enjoining or otherwise prohibiting the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement is in effect and has become final and nonappealable; provided that this right to terminate the Merger Agreement is not available to any party that has not used its reasonable best efforts to contest, appeal and remove such Restraint; or

            (c)   at any time after December 31, 2012, if (A) the FTC shall not have preliminarily accepted a consent agreement pursuant to Rule 2.34 of its Rules of Practice and (B) the FTC shall not have effected the early termination of the applicable waiting period under the HSR Act and (C) the waiting period under the HSR Act (and any extensions thereof as reasonably agreed in writing by Hertz and Dollar Thrifty) shall not have expired;

          (iii)  by Hertz, prior to the Acceptance Time, if:

            (a)   there is any breach or inaccuracy of any of Dollar Thrifty's representations or warranties in the Merger Agreement or if Dollar Thrifty has breached or failed to perform any of its covenants or agreements contained in the Merger Agreement, which breach, inaccuracy or failure to perform (1) would give rise to the failure of any Offer Condition and (2) is incapable of being cured, or is not cured, by Dollar Thrifty within 30 days following receipt of written notice from Hertz of such breach, inaccuracy or failure to perform; or

            (b)   (1) the Dollar Thrifty Board effects a Company Change of Recommendation or fails to reaffirm the Company Recommendation within ten business days after (A) a Company Competing Proposal is made public (or any person shall have publicly announced a bona fide intention, whether or not conditional, to make a Company Competing Proposal) and (B) the receipt of a written request to do so from Hertz, which request may be made not more than once per week, (2) Dollar Thrifty materially breaches its non-solicitation obligations under the Merger Agreement (as described above) or (3) the Dollar Thrifty Board fails to include the Company Recommendation in the Schedule 14D-9; or

          (iv)  by Dollar Thrifty, prior to the Acceptance Time:

            (a)   if there is any breach or inaccuracy of any of Hertz's or Purchaser's representations or warranties in the Merger Agreement or if Hertz or Purchaser has breached or failed to perform any of its covenants or agreements contained in the Merger Agreement, which breach, inaccuracy or failure to perform (1) has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Hertz and (2) is incapable of being cured, or is not cured, by Hertz within 30 days following receipt of written notice from Dollar Thrifty of such breach, inaccuracy or failure to perform; or

            (b)   in order to concurrently enter into a definitive agreement to effect a Superior Proposal; provided that, in order for the termination of the Merger Agreement pursuant to this clause to be effective, Dollar Thrifty and the Dollar Thrifty Board shall have complied with the procedures and obligations set out in the Merger Agreement with respect to such Superior Proposal (as described above).

  Expenses

        Notwithstanding any valid termination, Dollar Thrifty must pay to Hertz an amount equal to the sum of Hertz's and Purchaser's documented transaction expenses (provided, that in no event shall Dollar Thrifty be required to reimburse any transaction expenses incurred prior to August 2, 2012) of up to $5,000,000 in the aggregate if:

            (i)  (a) the Merger Agreement is terminated by Hertz or Dollar Thrifty because the Offer is not consummated by December 31, 2012, (b) after the date of the Merger Agreement and prior to the date of such termination, a Company Competing Proposal is made public (or any person publicly announces a bona fide intention, whether or not conditional, to make a Company Competing Proposal) and such Company Competing Proposal is not withdrawn prior to the date of such termination and (c) within 12 months after the date of such termination, Dollar Thrifty reaches a definitive agreement to consummate, consummates, or the Dollar Thrifty Board recommends to the Dollar Thrifty stockholders, a Company Takeover Transaction (as defined below);

           (ii)  the Merger Agreement is terminated by Hertz as a result of (a) the Dollar Thrifty Board effecting a Company Change of Recommendation or failing to reaffirm the Company Recommendation when required pursuant to the terms of the Merger Agreement or (b) Dollar Thrifty failing to include the Company Recommendation in the Schedule 14D-9; or

          (iii)  the Merger Agreement is terminated by Dollar Thrifty as result of Dollar Thrifty entering into a definitive agreement to effect a Superior Proposal.

        In addition, Hertz must pay to Dollar Thrifty an amount equal to the sum of Dollar Thrifty's documented transaction expenses (provided, that in no event shall Hertz be required to reimburse any transaction expenses incurred prior to August 2, 2012) of up to $5,000,000 in the aggregate if:

            (i)  the Merger Agreement is terminated by either Hertz or Dollar Thrifty because the Offer is not consummated by December 31, 2012 and the only Offer Condition not satisfied or waived on or prior to such date is (a) the expiration or termination of the applicable waiting periods required pursuant to the HSR Act and/or (b) the condition relating to the material accuracy of Dollar Thrifty's representations and warranties as a result of any Restraint arising under the HSR Act or any other antitrust law applicable to the Offer or the Merger;

           (ii)  the Merger Agreement is terminated by either Hertz or Dollar Thrifty because the Offer is not consummated by December 31, 2012 and FTC has not preliminarily accepted a consent agreement and the waiting period under the HSR Act has not expired or been terminated; or

          (iii)  the Merger Agreement is terminated by Dollar Thrifty because of Hertz's material breach of its obligation to use its reasonable best efforts (as defined in the Merger Agreement) to obtain the expiration or termination of the applicable waiting periods required pursuant to the HSR Act, which breach (1) has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Hertz and (2) is incapable of being cured, or is not cured, by Hertz within 30 days following receipt of written notice from Dollar Thrifty of such breach.

        The Merger Agreement defines the term "Company Takeover Transaction" as any transaction of the type referred to in the definition of Company Competing Proposal, except that the references therein to "15%" shall be replaced by "50%."

  Governing Law.

        The Merger Agreement is governed by the laws of the State of Delaware.

  Amendments and Waivers of the Merger Agreement

        Any provision of the Merger Agreement may be amended or waived before the effective time of the merger if the amendment or waiver is in writing and signed, in the case of an amendment, by each party to the Merger Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective, except that, after adoption of the merger agreement by Dollar Thrifty stockholders, the parties may not amend or waive any provision of the merger agreement if such amendment or waiver would require further approval of Dollar Thrifty stockholders under Delaware law, unless such approval is obtained.

  Third Party Beneficiaries

        The Merger Agreement generally is not intended to confer upon any person other than Hertz, Purchaser and Dollar Thrifty benefits or remedies, other than (1) the rights to indemnification and insurance described above and (2) the rights of Dollar Thrifty's stockholders and holders of Dollar

Thrifty options, restricted stock units or performance units to pursue claims for damages and other relief, including equitable relief for Hertz's or Purchaser's willful and material breach of the Merger Agreement; provided that the rights described in this clause (2) are only enforceable by Dollar Thrifty on behalf of the holders of Dollar Thrifty's common stock and of Dollar Thrifty options, restricted stock units or performance units in Dollar Thrifty's sole and absolute discretion. Any damages, settlements or other amounts recovered or received by Dollar Thrifty may, in Dollar Thrifty's sole discretion, (x) be distributed, in whole or in part, by Dollar Thrifty to the holders of Dollar Thrifty common stock or of Dollar Thrifty options, restricted stock units or performance units, as of any date determined by Dollar Thrifty or (y) retained by Dollar Thrifty for its use and benefit in any manner that it deems fit.

  Enforcement

        Hertz, Purchaser and Dollar Thrifty have agreed that irreparable damage would occur in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms and accordingly that the parties shall be entitled to injunctive relief to prevent breaches of the Merger Agreement and to enforce specifically its terms in the Court of Chancery of the State of Delaware or any federal court in the State of Delaware.

Confidentiality and Exclusivity Agreement

        On August 2, 2012, Dollar Thrifty and Hertz entered into a confidentiality and exclusivity agreement, which we refer to as the confidentiality agreement. Under the confidentiality agreement, Dollar Thrifty and Hertz each agreed, among other things, to keep all non-public information concerning the other party confidential (subject to certain exceptions). In addition, the confidentiality agreement provided for an exclusivity period during which Dollar Thrifty would not solicit, initiate or participate in any inquiry or proposal from or negotiations or discussions with any third party relating to an acquisition of Dollar Thrifty. The confidentiality agreement provided that the exclusivity period would run from August 2, 2012 until terminated by either Hertz or Dollar Thrifty, provided that neither party could terminate the exclusivity period until August 16, 2012.

        The foregoing description of the confidentiality agreement does not purport to be complete and is qualified in its entirety by reference to the confidentiality agreement, which has been included as Exhibit (d)(2) to the Schedule TO and is incorporated by reference.

13.  Purpose of the Offer and Plans for Dollar Thrifty; Statutory Requirements; Appraisal/Dissenters' Rights.

        Purpose of the Offer and Plans for Dollar Thrifty.    The purpose of the Offer is for Hertz to acquire control of Dollar Thrifty and ultimately all of the outstanding shares of Dollar Thrifty common stock. The Offer, as the first step in the acquisition of Dollar Thrifty, is intended to facilitate the acquisition of Dollar Thrifty as promptly as practicable. Hertz intends, promptly after completion of the Offer and upon the terms and conditions set forth in the Merger Agreement, to consummate the Merger. The purpose of the Merger is to acquire all of the issued and outstanding Shares not tendered pursuant to the Offer. Pursuant to the terms of the Merger Agreement, each remaining issued and outstanding Share (other than Shares owned by Hertz or Dollar Thrifty or any of their respective subsidiaries or held by Dollar Thrifty stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive an amount equal to the price per Share paid in the Offer, payable in cash, without interest and less any required withholding taxes.

        If we acquire Shares pursuant to the Offer, depending upon the number of Shares so acquired and other factors relevant to our equity ownership in Dollar Thrifty, we may, subsequent to the consummation of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender or exchange offer or other transactions or a combination of the foregoing on such terms as we shall determine, which may be different from the consideration paid in the Offer. We also reserve the right to dispose of Shares that we have acquired or may acquire. Because of the availability of the Top-Up Option, we anticipate that if the Offer is completed, the Merger will be completed shortly following completion of the Offer.

        In accordance with the terms of the Merger Agreement, as soon as practicable after consummation of the Offer, we intend to elect or designate to the Dollar Thrifty Board certain of our designees for directors, such that our designees' representation on the Dollar Thrifty Board is proportionate to the percentage of the aggregate outstanding Shares that we and our affiliates beneficially own following the consummation of the Offer. At such time, the Dollar Thrifty directors shall increase the size of the Dollar Thrifty Board or an appropriate number of directors of Dollar Thrifty shall resign such that our designees shall be elected to fill the resulting vacancies.

        After the Merger is consummated in accordance with the terms of the Merger Agreement and the DGCL, we intend to replace the remaining Dollar Thrifty directors with our designees.

        If the Shares are not delisted prior to the Merger, we intend to cause the delisting of the Shares by the NYSE promptly following consummation of the Merger. We intend to seek to cause Dollar Thrifty to terminate registration of the Shares under the Exchange Act as soon after the consummation of the Offer as the requirements for deregistration, including the delisting of the Shares, are met. See Section 7—"Certain Effects of the Offer".

        Except as described above or elsewhere in this Offer to Purchase, Purchaser has no present plans or proposals that would relate to or would result in: (i) any extraordinary transactions (such as a merger, reorganization or liquidation) involving Dollar Thrifty or any of its subsidiaries, (ii) any purchase, sale or transfer of a material amount of assets of Dollar Thrifty or any of its subsidiaries, (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Dollar Thrifty, (iv) any change in the present Dollar Thrifty Board of Directors or management, (v) any other material change in Dollar Thrifty's corporate structure or business, (vi) any class of equity securities of Dollar Thrifty being delisted from a national securities exchange or (vii) any class of equity securities of Dollar Thrifty becoming eligible for termination of registration under section 12(g)(4) of the Exchange Act.

        Statutory Requirements.    In general, under the DGCL, a merger of two Delaware corporations requires (i) the adoption of a resolution by the board of directors of each of the corporations desiring to merge approving an agreement and plan of merger containing provisions with respect to certain statutorily specified matters and (ii) the adoption of such agreement by the stockholders of each corporation by the affirmative vote of the holders of at least a majority of all of the outstanding shares of stock entitled to vote on such matter, unless otherwise provided for in that corporation's certificate of incorporation or, in the case of a short-form merger, as described in the next paragraph. Accordingly, except in the case of a short-form merger, the affirmative vote or written consent of Dollar Thrifty's stockholders representing at least a majority of all outstanding Shares is required in order to adopt the Merger Agreement. Assuming that the Minimum Tender Condition is satisfied, upon consummation of the Offer, Hertz would have sufficient voting power to adopt the Merger Agreement promptly following the consummation of the Offer without the affirmative vote or consent of any other stockholder of Dollar Thrifty. Because of the availability of the Top-Up Option, we anticipate that if the Offer is completed, the Merger will be completed shortly following completion of the Offer.

        Under the DGCL, if we acquire, pursuant to the Offer, the exercise of the Top-Up Option or otherwise, at least 90% of the outstanding Shares on a fully-diluted basis, we would be able to promptly consummate the Merger as a "short-form" merger without prior notice to, action by or a vote of the Dollar Thrifty Board or the Dollar Thrifty stockholders. Even if we do not own 90% of the outstanding

Shares following consummation of the Offer, we could seek to purchase additional Shares in the open market, from Dollar Thrifty or otherwise in order to reach the 90% threshold.

        The exact timing and details of the Merger will necessarily depend upon a variety of factors, including the number of Shares Hertz acquires pursuant to the Offer and the satisfaction of the conditions to the Merger set forth in the Merger Agreement.

        Appraisal Rights.    No appraisal rights are available to Dollar Thrifty stockholders in connection with the Offer. However, if the Merger is consummated, a stockholder of the Company who has not tendered his or her Shares in the Offer or voted in favor of the Merger or consented thereto in writing and who has continued to hold his or her Shares at the time of the consummation of the Merger and otherwise complied with the applicable statutory procedures under Section 262 of the DGCL will be entitled to a judicial determination of the fair value of his or her Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with interest, if any, at the rate specified in Section 262 of the DGCL. Any such judicial determination of fair value could be based upon considerations other than, or in addition to, the Offer Price and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than, or the same as, the Offer Price. The Merger Agreement also provides that any dilutive impact on the value of Shares as a result of the issuance of the Top-Up Shares and the consideration for the Top-Up Shares, as described above, will not be taken into account in any determination of the fair value of any Shares held by stockholders validly exercising their appraisal rights under Section 262 of the DGCL. Unless the court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment.

        If any Dollar Thrifty stockholder who demands appraisal under Section 262 of the DGCL fails to perfect or effectively withdraws or loses his or her right to appraisal and payment under the DGCL, such holder's Shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the Offer Price, without any interest thereon (the "Merger Consideration"), in accordance with the Merger Agreement. A Dollar Thrifty stockholder may withdraw his or her demand for appraisal by delivery to Purchaser of a written withdrawal of his or her demand for appraisal within 60 days after the Effective Time or subsequently with the written approval of the surviving corporation. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

        THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRES STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL. FAILURE TO FULLY AND PRECISELY FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR THE PERFECTION OF APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF THOSE RIGHTS. THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DGCL IS NOT A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY APPRAISAL RIGHTS AVAILABLE UNDER THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE DGCL.

        APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

14.  Dividends and Distributions.

        The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, except with the prior written consent of Hertz or as specifically completed or permitted by the Merger Agreement, neither Dollar Thrifty nor any of its subsidiaries will make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock, voting securities or other equity interests or any securities or obligations convertible into or exchangeable for any shares of its capital stock, voting securities or other equity interests.

        Notwithstanding the foregoing, if, on or after the date of this Offer to Purchase, Dollar Thrifty:

  •
  splits, combines or otherwise changes the shares of Dollar Thrifty common stock or its capitalization;

  •
  acquires or otherwise causes a reduction in the number of outstanding Shares; or

  •
  issues or sells any additional shares of Dollar Thrifty common stock (other than shares of Dollar Thrifty common stock issued pursuant to, and in accordance with, the terms in effect on the date of this Offer to Purchase of option rights, performance share and unit awards and restricted stock units outstanding prior to such date), shares of any other class or series of capital stock of Dollar Thrifty or any options, warrants, convertible securities or other rights of any kind to acquire any shares of the foregoing, or any other ownership interest (including, without limitation, any phantom interest), of Dollar Thrifty then, without prejudice to Purchaser's rights as described below in this Offer to Purchase in Section 15—"Certain Conditions of the Offer", in accordance with the terms of the Merger Agreement, the Offer Price and the Merger Consideration shall be appropriately and proportionately adjusted to reflect such reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization.

15.  Certain Conditions of the Offer.

        Notwithstanding any other provision of the Offer, and subject to the Merger Agreement, Purchaser shall not be required to (and Hertz shall not be required to cause Purchaser to) accept for exchange any Shares tendered pursuant to the Offer and Hertz shall not (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Hertz's obligation to exchange for or return tendered Shares promptly after termination or withdrawal of the Offer)) be required to make any exchange for Shares if any one or more of the following conditions shall not have been satisfied:

            (i)  Minimum Tender Condition.    Dollar Thrifty stockholders shall have validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares which, together with the Shares then owned by Hertz and its subsidiaries (including Purchaser), represents at least a majority of the then outstanding Shares on a fully diluted basis (the "Minimum Tender Condition").

           (ii)  Competition Condition.    The applicable waiting periods required pursuant to the HSR Act shall have expired or been terminated.

          (iii)  Other Regulatory Conditions.    The Commissioner of the Vermont Department of Banking, Insurance Securities & Health Care Administration shall have confirmed that the approval granted in connection with the 2010 Merger Agreement remains effective and applicable to the Offer and the Merger.

          (iv)  Other Conditions.    None of the following events shall have occurred and be continuing at any time after the date of the Merger Agreement and immediately before the expiration of the Offer:

            (a)   A temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other statute, law, rule, legal restraint or prohibition (a "Restraint") shall be in effect restraining, enjoining, prohibiting or otherwise making illegal the consummation of the Transactions.

            (b)   The representations and warranties of Dollar Thrifty set forth in the first sentence of Section 3.01 (Corporate Organization) and in Section 3.03 (Authority; No Violation), Section 3.06(a) (Absence of Certain Changes or Events), Section 3.21 (Opinion of Financial Advisors) and Section 3.23 (Takeover Statute; No Restrictions on the Merger; Dollar Thrifty Rights Agreement) of the Merger Agreement shall fail to be true and correct in all respects and the representations and warranties of Dollar Thrifty set forth in Section 3.02(a), (b) and (c) (Capitalization) and Section 3.22 (Broker's Fees) of the Merger Agreement shall fail to be true and correct in all material respects, in each case as of the date of the Merger Agreement and as of such time as though made at and as of such time (except that representations and warranties that by their terms speak as of a specific date or time need only be true and correct as of such date or time). The other representations and warranties of Dollar Thrifty set forth in the Merger Agreement shall fail to be true and correct in all respects as of the date of the Merger Agreement and as of such time as though made at and as of such time (except that representations and warranties that by their terms speak as of a specific date or time need only be true and correct as of such date or time), except where the failure of such representations and warranties to be true and correct (without giving effect to any "materiality" or "Material Adverse Effect" or similar qualifier set forth therein) has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect (as defined below) on Dollar Thrifty.

            (c)   Dollar Thrifty shall not have performed or complied in all material respects with all agreements and covenants to be performed by it under the Merger Agreement at or prior to such time.

            (d)   The Merger Agreement shall have been terminated in accordance with its terms.

        The foregoing conditions are in addition to, and not a limitation of, the rights of Hertz and Purchaser to extend, terminate or modify the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not subject to any financing condition or contingency.

        The foregoing conditions are for the sole benefit of Hertz and Purchaser and, other than the Minimum Tender Condition, may be waived by Hertz and Purchaser in whole or in part at any time and from time to time on or before the Expiration of the Offer in their sole discretion, in each case subject to the terms and conditions of the Merger Agreement and to the extent permitted by applicable law. Hertz and Purchaser will publicly announce any such waiver. The failure by Hertz, Purchaser or any other affiliate of Hertz at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

        As used in the Merger Agreement, "Material Adverse Effect" means, (i) with respect to Dollar Thrifty, any change, effect, event, circumstance, occurrence, state of facts or development that, either individually or in the aggregate, (A) is materially adverse to the business, assets, financial condition or results of operations of such party and its subsidiaries, taken as a whole, other than any change, effect, event, circumstance, occurrence, state of facts or development to the extent arising out of or resulting from (i) general economic or political conditions or the financial, banking, securities, currency, capital or credit markets in general, including changes in interest rates or exchange rates or the availability of financing, (ii) conditions generally affecting the car rental industry, (iii) changes or proposed changes in generally accepted accounting principles, regulatory accounting principles or applicable law or the interpretation thereof, (iv) any outbreak, escalation or worsening of hostilities or war (whether declared or not declared) or act of terrorism or sabotage, (v) earthquakes, hurricanes, tornadoes or other natural disasters, (vi) the announcement or the existence of, or compliance with, the Merger Agreement and the Transactions, (vii) any change in such party's stock price or trading value, (viii) the failure of such party to meet any projections of earnings, revenues or other financial measures (whether prepared by such party or any third party) or (ix) any change or proposed change in the debt ratings of the party or any of its subsidiaries or any debt securities of such party or any of its subsidiaries; provided that (1) none of the foregoing clauses (i) through (v) shall exclude any change, effect, event, circumstance, occurrence or state of facts to the extent that it materially disproportionately impacts a party and its subsidiaries (taken as a whole) relative to other companies in the car rental industry, (2) no change, effect, event, circumstance, occurrence, state of facts or development underlying a change, proposed change or failure under any of the foregoing clauses (vii), (viii) or (ix) shall itself be excluded if it would otherwise constitute a Material Adverse Effect and (3) the foregoing clause (vi) shall not apply to the representations and warranties set forth in Section 3.03 (Authority; No Violation), Section 3.04 (Consents and Approvals) and Section 3.13(b) (Certain Contracts) of the Merger Agreement or (B) would prevent or materially impair the ability of the Company to consummate the Transactions and (ii) with respect to Hertz, any change, effect, event, circumstance, occurrence, state of facts or development that, either individually or in the aggregate, would prevent or materially impair the ability of Hertz to consummate the transactions contemplated by the Merger Agreement.

16.  Certain Legal Matters; Regulatory Approvals.

        General.    Except as described in this Section 16, based on its examination of publicly available information filed by Dollar Thrifty with the SEC and other publicly available information concerning Dollar Thrifty, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Dollar Thrifty's business that might be adversely affected by Purchaser's acquisition of Shares as contemplated herein or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Hertz as contemplated herein. Should any such approval or other action be required or desirable, Purchaser currently contemplates that, except as described below under "State Takeover Statutes", such approval or other action will be sought. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Dollar Thrifty's business, any of which under certain conditions specified in the Merger Agreement could cause Purchaser to elect to terminate the Offer without the purchase of shares of Dollar Thrifty common stock thereunder. See Section 15—"Certain Conditions of the Offer".

        State Takeover Statutes.    A number of states (including Delaware, where Dollar Thrifty is incorporated) have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects, in such states. Dollar Thrifty, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or the Merger between Purchaser or any of its affiliates and Dollar Thrifty, and Purchaser has not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, Purchaser believes that there are reasonable bases for contesting such laws. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. Federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. Federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In 1988, a U.S. Federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

        If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and Dollar Thrifty, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In that case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15—"Certain Conditions of the Offer".

        Section 203 of the DGCL prevents certain "business combinations" with an "interested stockholder" (generally, any person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Dollar Thrifty Board has taken all action necessary to exempt the Offer, the Merger and the Merger Agreement, and the transactions contemplated thereby from the provisions of Section 203 of the DGCL, and such action is effective as of August 26, 2012.

        United States Antitrust Compliance.    Under the HSR Act, and the related rules and regulations that have been promulgated thereunder by the FTC, certain transactions may not be consummated until certain information and documentary material has been furnished for review to the FTC and the Antitrust Division of the DOJ (the "Antitrust Division") and certain waiting period requirements have been satisfied. These requirements apply to Purchaser's acquisition of the Shares in the Offer and the Merger. Pursuant to the requirements of the HSR Act, on July 14, 2011, Hertz filed a Notification and Report Form with the antitrust agencies with respect to a potential acquisition of Dollar Thrifty. On August 15, 2011, the FTC issued a Request for Additional Information and Documentary Materials. Hertz and the FTC staff have entered into a timing agreement with the FTC staff whereby Hertz would not close the transaction prior to 11:59 p.m. on October 31, 2012 without the prior agreement of the FTC, by which time Hertz expects the Commissioners of the FTC to vote on whether to preliminarily approve the consent order.

        Hertz has executed a definitive agreement with Adreca Holdings Corp., a subsidiary of Macquarie Capital which is operated by Franchise Services of North America Inc., an experienced operator of car rental brands, including U-Save Car & Truck Rental®, Rent-a-Wreck of Canada, Practicar and Xpress Rent A Car, providing for the divestiture of its Advantage business, selected Dollar Thrifty airport concessions and certain other assets, contingent on a successful acquisition of Dollar Thrifty. The divestiture agreement, which has a termination date of December 31, 2012, has been provided to the FTC staff and we are working with the FTC staff on next steps toward obtaining a final consent order from the FTC in relation to the Offer and the Merger. The agreement for the sale of the Advantage business includes all of the assets the divestiture of which is contemplated in the proposed consent order under discussion with the FTC staff, including those assets outside the Advantage business.

        Canadian Competition Law Compliance.    Like the HSR Act, under the Competition Act and the related regulations that have been promulgated thereunder, certain acquisition transactions may not be consummated until certain information and documentary material has been provided to the Canadian Competition Commissioner, and a required waiting period has expired or been terminated, provided there is no order in effect prohibiting completion at the relevant time. In connection with the 2010 Merger Agreement, Hertz provided such information to the Canadian Competition Commissioner and the required waiting period under the Competition Act expired on June 21, 2010. On July 27, 2010, the Canadian Competition Commissioner issued a no-action letter stating she did not intend to make an application under section 92 of the Competition Act relating to the proposed transaction. Under the Competition Act, the transaction must have been completed within one year of the date that Hertz provided the required information to the Canadian Competition Commissioner in connection with the 2010 Merger Agreement, or such longer period as the Canadian Competition Commissioner may specify, in order to satisfy the parties' statutory notification obligation, unless the statutory notification obligation had been waived by the Competition Commissioner. As the one-year period following Hertz's submission of the required information to the Canadian Competition Commissioner in connection with its prior agreement to acquire Dollar Thrifty was initially scheduled to expire on May 21, 2011, Hertz requested an extension of the one-year period and, on May 18, 2011, the Canadian Competition Commissioner extended this period until August 21, 2011. However, because the transaction was not scheduled to close before the expiry of the extension period, on June 30, 2011, Hertz filed a request with the Canadian Competition Bureau pursuant to the Competition Act requesting that the Canadian Competition Commissioner waive the obligation to comply with Part IX of the Competition Act. In accordance with the applicable requirements of the Competition Act, the Canadian Competition Commissioner has issued, pursuant to subsection 113(c) of the Competition Act, a waiver of Hertz's and Dollar Thrifty's obligations under Section 114 of the Competition Act to notify the Canadian Competition Commissioner of the Offer and the Merger.

        Other.    One of Dollar Thrifty's subsidiaries is a risk retention group domiciled in the State of Vermont and generally is regulated by the Vermont Department of Banking, Insurance, Securities & Health Care Administration (the "Vermont Department of Banking"). The insurance laws and regulations of the State of Vermont require that prior to the direct or indirect acquisition of control of a risk retention group, the person acquiring such control must obtain the written approval of the Commissioner of the Vermont Department of Banking. To the extent legally required, Hertz expects to request the Vermont Department of Banking to confirm that the approval it previously granted in connection with the 2010 Merger Agreement to Hertz's indirect acquisition of Dollar Thrifty's risk retention group remains effective and applicable to the Offer and the Merger.

        Dollar Thrifty and Hertz and certain of their respective subsidiaries and affiliates conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer or the Merger. Hertz and Dollar Thrifty are analyzing the applicability of any such laws and currently intend to take such action as may be required or desirable.

        If any such laws are applicable or any foreign government or governmental entity or authority takes an action prior to the completion of the Offer, Purchaser may not be obligated to accept for payment or pay for any Shares tendered. See Section 15—"Certain Conditions of the Offer".

        Going Private Transactions.    The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain "going private" transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as that paid in the Offer.

        Litigation.    Purchaser is not aware of any pending legal proceedings relating to the Offer.

        The foregoing discussion of certain provisions of the DGCL and the Exchange Act is not a complete description of the DGCL or the Exchange Act or such provisions thereof and is qualified in its entirety by reference to the DGCL and the Exchange Act.

17.  Fees and Expenses.

        Hertz has retained Barclays as the Dealer Manager in connection with the Offer. The Dealer Manager may contact beneficial owners of Shares regarding the Offer and may request brokers, dealers, commercial banks, trust companies and other nominees to forward this Offer to Purchase and related materials to beneficial owners of Shares. Hertz will reimburse the Dealer Manager for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel. Hertz has also agreed to indemnify the Dealer Manager and its affiliates against certain liabilities in connection with their engagement. In the ordinary course of Barclays's businesses, it and its affiliates may actively trade or hold securities or loans of Hertz and Dollar Thrifty for its own account or for the accounts of customers and, accordingly, Barclays or its affiliates may at any time hold long or short positions in these securities or loans.

        Hertz has retained Innisfree M&A Incorporated as Information Agent in connection with the Offer, for which services it will receive customary compensation. The Information Agent may contact holders of Dollar Thrifty common stock by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward material relating to the Offer to beneficial owners of Shares. Hertz will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses. Hertz agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer.

        In addition, Hertz has retained Computershare Trust Company, N.A. as the Depositary in connection with the Offer. Hertz will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses and will indemnify the Depositary against certain liabilities and expenses, including certain liabilities under the U.S. Federal securities laws.

        Except as set forth above, neither Hertz nor Purchaser will pay any commissions or fees to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. Hertz or Purchaser will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

18.  Miscellaneous.

        The Offer is being made solely by this Offer to Purchase and the accompanying Letter of Transmittal, and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to holders of Shares in any jurisdiction in which the making of the Offer would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

        No person has been authorized to give any information or to make any representation on behalf of Hertz or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, commercial bank, trust company or other nominee will be deemed to be the agent of Purchaser, the Depositary, the Information Agent or the Dealer Manager for the purpose of the Offer.

        Hertz and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Dollar Thrifty has filed with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Dollar Thrifty Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 8—"Certain Information Concerning Dollar Thrifty" above.

HDTMS, INC.

September 10, 2012

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
PARENT AND PURCHASER

        1.    Directors and Executive Officers of Hertz.    The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Hertz are set forth below. The business address and phone numbers of each director and officer is care of Hertz, 225 Brae Boulevard, Park Ridge, New Jersey 07656 and (201) 307-2000, respectively. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Hertz. None of the directors and officers of Hertz listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. Federal or state securities laws, or a finding of any violation of U.S. Federal or state securities laws. Except as noted below, all directors and officers listed below are citizens of the United States. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment and Five-Year Employment History
*Mark P. Frissora	Chairman of the Board of Hertz since January 1, 2007, and Chief Executive Officer and a director of Hertz since July 2006. Prior to joining the Corporation and Hertz, Mr. Frissora served as Chief Executive Officer of Tenneco Inc. ("Tenneco") from November 1999 to July 2006 and as President of the automotive operations of Tenneco from April 1999 to July 2006. He also served as the Chairman of Tenneco from March 2000 to July 2006. From 1996 to April 1999, he held various positions within Tenneco's automotive operations, including Senior Vice President and General Manager of the worldwide original equipment business. Previously, Mr. Frissora served as a Vice President of Aeroquip Vickers Corporation from 1991 to 1996. In the 15 years prior to joining Aeroquip Vickers Corporation, he served for 10 years with General Electric and five years with Philips Lighting Company in management roles focusing on product development and marketing. Mr. Frissora served as a director of NCR from 2002 to 2009. He is a director of Walgreen Co., where he serves as the Chairman of the Finance Committee and is a member of the Nominating and Governance Committee. Mr. Frissora is also a director of Delphi Automotive PLC, where he is a member of their Finance Committee and a member of their Nominating and Governance Committee.

Name	Current Principal Occupation or Employment and Five-Year Employment History
*Barry H. Beracha	Director of Hertz since November 2006. He most recently served as Executive Vice President of Sara Lee Corp. ("Sara Lee") and Chief Executive Officer of the Sara Lee Bakery Group, which was created when Sara Lee acquired The Earthgrains Company in 2001. Mr. Beracha retired from Sara Lee in June 2003. He also served as Chairman and Chief Executive Officer of The Earthgrains Company, which was spun off from Anheuser-Busch Companies, Inc. in 1996. In 1967, Mr. Beracha joined Anheuser-Busch Companies, Inc., and held various management positions of increasing responsibility within the company until the spin-off of The Earthgrains Company in 1996, prior to which he held the title of Vice President and Group Executive of Anheuser-Busch Companies, Inc. Mr. Beracha is a member of the Board of Directors of Ralcorp Holdings, Inc., a NYSE-listed food manufacturer and distributor, where he serves on the Compensation and Governance Committee. Mr. Beracha served on the Board of Directors of Pepsi Bottling Group from 1999 to 2010, where he served as the non-executive Chairman of the Board from March 2007 to October 2008 and he was a member of the Compensation Committee and of the Audit and Affiliated Transactions Committee, which he chaired prior to becoming the non-executive Chairman of the Board. Mr. Beracha retired from the Board of Directors of McCormick & Co., where he served as Chairman of the Compensation Committee, in March 2007. He served as Chairman of the Board of Trustees of Saint Louis University from December 2005 to May 2009.
*Brian A. Bernasek
Director of Hertz since December 2006. Mr. Bernasek is a Managing Director of The Carlyle Group ("Carlyle"), which he joined in 2000. Prior to that time, he held positions with Investcorp International, a private equity firm, and Morgan Stanley & Co., in its Investment Banking Division. Mr. Bernasek serves on the Board of Directors of Allison Transmission Inc. and HD Supply.
*Carl T. Berquist
Director of Hertz since November 2006. Mr. Berquist joined Marriott International, Inc. ("Marriott") in December 2002 as Executive Vice President, Financial Information and Enterprise Risk Management and served as Chief Accounting Officer of Marriott. Effective May 1, 2009, Mr. Berquist became Executive Vice President and Chief Financial Officer of Marriott. Prior to joining Marriott, Mr. Berquist was a partner at Arthur Andersen LLP. During his 28-year career with Arthur Andersen, Mr. Berquist held numerous leadership positions covering the management of the business as well as various operational roles, including managing partner of the worldwide real-estate and hospitality practice. His last position was managing partner of the mid-Atlantic region which included five offices from Philadelphia, Pennsylvania to Richmond, Virginia. Mr. Berquist is a board member of several private companies and is a member of the Board of Trustees of the Business School at Penn State University.

Name	Current Principal Occupation or Employment and Five-Year Employment History
*Michael J. Durham	Director of Hertz since November 2006. Mr. Durham served as Director, President and Chief Executive Officer of Sabre, Inc. ("Sabre"), then a NYSE-listed company providing information technology services to the travel industry, from October 1996, the date of Sabre's initial public offering, to October 1999. From March 1995 to July 1996, when Sabre was a subsidiary of AMR Corporation, he served as Sabre's President. Prior to joining Sabre, Mr. Durham spent 16 years with American Airlines, serving as the Senior Vice President and Treasurer of AMR Corporation and Senior Vice President of Finance and Chief Financial Officer of American Airlines from October 1989 until he assumed the position of President of Sabre in March 1995. Mr. Durham has served as member of the Board of Directors of Asbury Automotive Group, Inc., a NYSE-listed company in the automotive retailing industry, since 2003, where he previously served as the non-executive Chairman of the Board from January 2004 to February 2011. On February 8, 2012, Mr. Durham notified the Board of Directors of Asbury Automotive Group, Inc. that he elected not to stand for re-election at its 2012 annual meeting of stockholders. Mr. Durham currently serves as a director of Acxiom Corporation, a Nasdaq-listed company in the customer information management industry, where he serves on the Audit/Finance Committee and the Compensation Committee. Mr. Durham also serves as a member of the Boards of Directors of Culligan International, Inc. and Travora Media, Inc. During the preceding five years, Mr. Durham has served on the Boards of Directors of NWA, Corp. (the parent company of Northwest Airlines) and AGL Resources Inc. Mr. Durham also served on the Board of Directors of Bombardier, Inc., a Canadian corporation listed in Canada.
*Michael F. Koehler
Director of Hertz since March 2012. Mr. Koehler is President, Chief Executive Officer and a member of the Board of Directors of Teradata Corporation ("Teradata"), a publicly traded provider of enterprise data warehousing and integrated marketing software. Prior to the separation of Teradata from NCR Corporation ("NCR"), Mr. Koehler served as Senior Vice President of the Teradata Division of NCR from 2003 to 2007. From September 2002 to March 2003, he was the Interim Leader of the Teradata Division. From 1999 to 2002, Mr. Koehler was Vice President, Global Field Operations of the Teradata Division and he held management positions of increasingly greater responsibility at NCR prior to that time.

Name	Current Principal Occupation or Employment and Five-Year Employment History
*Linda F. Levinson	Director of Hertz since March 2012. Ms. Levinson was Chair of the Board of Directors of Connexus Corporation, an online marketing company, from July 2006 to May 2010 when it was merged into Epic Advertising. Ms. Levinson was a partner at GRP Partners, a venture capital investment fund investing in start-up and early-stage retail and electronic commerce companies, from 1997 to December 2004. Prior to that, she was a partner in Wings Partners, a private equity firm that took Northwest Airlines private, an executive at American Express running its leisure travel and tour business and a Partner at McKinsey & Co. Ms. Levinson is also a director of Jacobs Engineering Group Inc., Ingram Micro Inc., The Western Union Company and NCR, where she has served as a director since 1997 and Lead Independent Director since 2007. Ms. Levinson was formerly a director at DemandTec, Inc. from 2005 to 2012, until it was acquired by IBM.
*Angel L. Morales
Director of Hertz since April 2010. Mr. Morales is a Managing Partner of North Cove Partners, LLC, a registered investment adviser under the Investment Advisers Act of 1940, which acts as an adviser to the Global Principal Investments group of Bank of America Corporation. Mr. Morales was a founding member of Merrill Lynch Global Private Equity ("MLGPE"), the private equity arm of Merrill Lynch & Co., Inc. ("Merrill Lynch") prior to its merger with Bank of America Corporation. Mr. Morales joined Merrill Lynch in 1996 and has over 15 years of experience as a private equity professional. Mr. Morales is a director and Chair of the Audit Committee of Aeolus Re Ltd., a director of Rexel S.A. and a director of National Powersport Auctions, Inc. Mr. Morales was a director of Nuveen Investments, Inc., a director of Provo Craft & Novelty, Inc. and a director of Sentillion, Inc. prior to its sale to Microsoft in 2010.
*George W. Tamke
Lead Director of Hertz since July 2006. Mr. Tamke served as the Chairman of the Board of Directors of the Corporation and Hertz from December 2005 until July 2006. Mr. Tamke is an operating officer with Clayton, Dubilier & Rice, LLC ("CD&R"). Prior to joining CD&R in 2000, he was an executive at Emerson Electric Co., a manufacturer of electrical and electronic equipment, serving as President and Chief Operating Officer from 1997 to 1999 and as Vice Chairman and Co-Chief Executive Officer from 1999 to February 2000. He has served as a director and Chairman of Culligan Ltd. since October 2004. Mr. Tamke was a director of Target Corporation from June 1999 to March 2010 and a director of Kinko's, Inc. from January 2001 to February 2004, its Chairman from August 2001 to February 2004, and its Interim President and Chief Executive Officer from January 2001 to August 2001. Mr. Tamke was a director and Chairman of ServiceMaster Global Holdings, Inc. from March 2007 to January 2010.

Name	Current Principal Occupation or Employment and Five-Year Employment History
*David H. Wasserman	Director of Hertz since August 2005. Mr. Wasserman is a financial officer of CD&R, which he joined in 1998. Prior to joining CD&R, he was employed by Goldman, Sachs & Co. in the Principal Investment Area. He has also been employed by Fidelity Capital and as a management consultant. Mr. Wasserman has served as a director of Culligan Ltd. since October 2004, a director of ServiceMaster Global Holdings, Inc. since March 2007 and a director of Univar Inc. since November 2010. Mr. Wasserman formerly served as a director of Covansys Corporation from April 2000 to July 2007, a director of Kinko's, Inc. from November 2000 to February 2004 and a director of ICO Global Communications (Holdings) Limited, currently known as Pendrell Corporation, a Nasdaq-listed company providing intellectual property investment and advisory services, from April 2002 to December 2010.
*Henry C. Wolf
Director of Hertz since November 2006. Mr. Wolf served as Chief Financial Officer for Norfolk Southern Corporation ("Norfolk Southern") from 1993 until his retirement from Norfolk Southern in July 2007. Mr. Wolf held the title of Vice Chairman and Chief Financial Officer of Norfolk Southern from 1998 until his retirement. From 1993 to 1998, he served as Executive Vice President of Finance of Norfolk Southern. He served as Norfolk Southern's Vice President of Taxation from 1991 to 1993, Assistant Vice President—Tax Counsel from 1984 to 1990, Senior Tax Counsel from 1983 to 1984, General Tax Attorney from 1976 to 1983 and Senior Tax Attorney from 1973 to 1976. Mr. Wolf is a director of AGL Resources, Inc., a NYSE-listed company in the natural gas industry, as well as the Chairman of its audit committee. Mr. Wolf is also a director of MModal Inc., a Nasdaq-listed company in the medical information technology industry as well as a member of its Compensation Committee. He also served as Member of the Board of Directors of Shenandoah Life Insurance Company (1995-2009). In addition, Mr. Wolf serves as a Member of the Board of Trustees of the Colonial Williamsburg Foundation and as a director of the Colonial Williamsburg Company.
Elyse Douglas
Executive Vice President and Chief Financial Officer since October 2007. Ms. Douglas served as Interim Chief Financial Officer from August 2007 to October 2007, and as the Treasurer since July 2006. Prior to joining Hertz, Ms. Douglas served as Treasurer of Coty Inc. from December 1999 until July 2006. Previously, Ms. Douglas served as an Assistant Treasurer of Nabisco from June 1995 until December 1999. She also served in various financial services capacities for 12 years at Chase Manhattan Bank (now JPMorgan Chase). Ms. Douglas is a CPA and spent three years early in her career in public accounting. Ms. Douglas is a director of Assurant Inc.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Scott Sider	Executive Vice President & President, Car Rental and Leasing The Americas since January 2010. Mr. Sider also oversees the fleet planning and re-marketing functions for the Americas. Mr. Sider has held several senior management positions in the U.S. car rental business since 1983, including Manhattan Area Manager, Vice President of the New England, West Central and Western Regions and, since 2008, Vice President and President, Off-Airport Operations for North America.
Michel Taride
Executive Vice President and President, Hertz International, since January 2010. Mr. Taride also oversees the fleet planning and re-marketing functions of Hertz International since December 2010. Mr. Taride has served as the Executive Vice President and President, Hertz Europe Limited, of Hertz since January 2004 and as Executive Vice President and President, Hertz Europe Limited, of Hertz since June 2006 until December 2009. From January 2003 until December 2003, he served as Vice President and President, Hertz Europe Limited. From April 2000 until December 2002, he served as Vice President and General Manager, Rent A Car, Hertz Europe Limited. From July 1998 to March 2000, he was General Manager, Rent A Car France and HERC Europe. Previously, he served in various other operating positions in Europe from 1980 to 1983 and from 1985 to 1998.
Jeffrey Zimmerman
Senior Vice President, General Counsel and Secretary since December 2007. Mr. Zimmerman also oversees the Real Estate and Concessions function since December 2010. Prior to joining Hertz Holdings and Hertz, Mr. Zimmerman served Tenneco Inc. in various positions from January 2000 through November 2007, most recently as Vice President, Law. Prior to joining Tenneco, Mr. Zimmerman was engaged in the private practice of law from August 1984 to December 1999, most recently as a partner in the law firm of Jenner & Block.
LeighAnne Baker
Senior Vice President, Chief Human Resources Officer since April 2007. Prior to joining Hertz, Ms. Baker served as Senior Vice President, Global Human Resources for The Reynolds & Reynolds Company from September 2005 through March 2007. Prior to joining Reynolds & Reynolds in 2005, she served as Director of Human Resources, Global Automotive Business, and in various strategic human resources and operational roles for The Timken Company from June 1981 through August 2005.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Lois Boyd	Executive Vice President and President, Hertz Equipment Rental Corporation since April 2011. From March 2010 to April 2011, she served as the Senior Vice President, Advantage Rent A Car from November of 2007 until February of 2010, she served as Senior Vice President of Process Improvement and Project Management of Hertz Holdings and Hertz. Prior to joining Hertz, Ms. Boyd served in a variety of senior leadership roles at Tenneco Inc. from April 1997 to November 2007, including Vice President and General Manager of Global Commercial Vehicle Systems and Specialty Markets, and Vice President, Global Program Management.
Joseph F. Eckroth.
Senior Vice President and Chief Information Officer of Hertz since June 2007 and Global Customer Care since April 2009. Mr. Eckroth also oversees the Global Document Management function and Navigations Solutions business since December 2010 and serves as a member of the Board of Navigation Solutions L.L.C., which is the exclusive provider of the Hertz Neverlost units and related services. Prior to joining Hertz Holdings and Hertz, Mr. Eckroth served as the Executive Vice President and Chief Operating Officer of New Century Financial Corporation from January 2006 to June 2007. He joined New Century Financial Corp. as Chief Information Officer in August 2005. Previously, Mr. Eckroth served as the Chief Information Officer for Mattel, Inc. and Chief Information Officer for two of General Electric's business units, GE Medical Systems and GE Industrial Systems.
Robert J. Stuart
Senior Vice President, Global Sales of Hertz since December 2007 and of Global Sales and Marketing since December 2011. Prior to joining Hertz, Mr. Stuart held various senior level sales and marketing positions with General Electric Company from July 2000 through December 2007, including General Manager, Consumer Lighting and Electrical Distribution; General Manager of Consumer Marketing for the Lighting business; and General Manager, Business Development, Sales and Marketing for the lighting business.
Jatindar Kapur
Senior Vice President, Finance and Corporate Controller since April 2008. Mr. Kapur has held several senior level Finance, Controller and Business Planning positions during his 20 year career at Hertz Holdings and Hertz and, most recently, he has served as Staff Vice President, Business and Strategic Planning. Mr. Kapur joined Hertz in 1988 and, prior to his most recent position, he served for seven years as Vice President and Chief Financial Officer for Hertz Europe Limited, responsible for both car and equipment rental. He also served two years as Corporate Controller in Europe. Prior to his service in Europe, Mr. Kapur held various financial management positions in the North American vehicle rental business. Prior to joining Hertz, he spent eight years in the financial sector, most recently with Coopers & Lybrand.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Richard Broome	Senior Vice President, Corporate Affairs and Communications since March 2008. Previously, Mr. Broome served as Vice President, Corporate Affairs and Communications of Hertz from August 2000 to March 2008. From March 1996 to August 2000, Mr. Broome served as Vice President, Government Affairs and Communications for Selective Insurance Company, Inc. and from January 1987 to March 1996 as Counsel, Legal Affairs, of Aetna Life and Casualty. Prior to that, Mr. Broome served in government affairs roles for The Travelers Insurance Group and the Connecticut Business and Industry Association.
Todd Poste
Vice President Global Procurement since March 2010. Prior to joining Hertz, Mr. Poste served as Vice President, Integrated Supply Chain for Ingersoll Rand, Inc., Compressor Manufacturing from November 2008 through January 2010 and Vice President of Supply Chain from April 2006 through November 2008. Prior to Ingersoll Rand's acquisition of Trane Inc., Mr. Poste held a number of increasing responsibilities at Trane Inc. from October 2000 through 2006. Mr. Poste has also worked for Honeywell for seven years through 1993 to 2000, Englehard Corp. from 1991 through 1993 and Chrysler Canada Ltd. from 1986 through 2001.
R. Scott Massengill
Vice President and Treasurer since July 2008. Prior to joining Hertz, Mr. Massengill served as Chief Financial Officer for the $2 billion domestic residential heating and air conditioning business division of Trane Inc. (formerly American Standard Companies Inc.). Prior to that, he was Vice President and Treasurer at American Standard. Scott has also held management-level financial positions at Bristol-Myers Squibb, AlliedSignal and Exxon.
Gary Rappeport
Chief Executive Officer, Donlen Corporation since 1996. Donlen Corporation was acquired by Hertz in September 2011. Mr. Rappeport has held a variety of roles at Donlen since 1986. Prior to joining Donlen, Mr. Rappeport held sales and management positions at NCR Corporation and Hewlett-Packard Company. Mr. Rappeport is also the President of the American Automotive Leasing Association (AALA).

        2.    Directors and Executive Officers of Purchaser.    The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser are set forth below. The business address and phone number of each director and officer is care of Hertz, 225 Brae Boulevard, Park Ridge, New Jersey 07656 and (201) 307-2000, respectively. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with the Purchaser. None of the directors and officers of the Purchaser listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. Federal or state securities laws, or a finding of any violation of U.S. Federal or state securities laws. All directors and officers listed below are citizens of the United States. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment and Five-Year Employment History
*Mark P. Frissora	Mr. Frissora serves as Chief Executive Officer and President. Mr. Frissora has served as Chairman of the Board of Hertz since January 1, 2007, and Chief Executive Officer and a director of Hertz since July 2006. Prior to joining the Corporation and Hertz, Mr. Frissora served as Chief Executive Officer of Tenneco Inc. ("Tenneco") from November 1999 to July 2006 and as President of the automotive operations of Tenneco from April 1999 to July 2006. He also served as the Chairman of Tenneco from March 2000 to July 2006. From 1996 to April 1999, he held various positions within Tenneco's automotive operations, including Senior Vice President and General Manager of the worldwide original equipment business. Previously, Mr. Frissora served as a Vice President of Aeroquip Vickers Corporation from 1991 to 1996. In the 15 years prior to joining Aeroquip Vickers Corporation, he served for 10 years with General Electric and five years with Philips Lighting Company in management roles focusing on product development and marketing. Mr. Frissora served as a director of NCR from 2002 to 2009. He is a director of Walgreen Co., where he serves as the Chairman of the Finance Committee and is a member of the Nominating and Governance Committee. Mr. Frissora is also a director of Delphi Automotive PLC, where he is a member of their Finance Committee and a member of their Nominating and Governance Committee.

Name	Current Principal Occupation or Employment and Five-Year Employment History
*Elyse Douglas	Ms. Douglas serves as Vice President, Chief Financial Officer and Treasurer. Ms. Douglas has served as Executive Vice President and Chief Financial Officer of Hertz since October 2007. Ms. Douglas served as Interim Chief Financial Officer from August 2007 to October 2007, and as the Treasurer of Hertz since July 2006. Prior to joining Hertz, Ms. Douglas served as Treasurer of Coty Inc. from December 1999 until July 2006. Previously, Ms. Douglas served as an Assistant Treasurer of Nabisco from June 1995 until December 1999. She also served in various financial services capacities for 12 years at Chase Manhattan Bank (now JPMorgan Chase). Ms. Douglas is a CPA and spent three years early in her career in public accounting. Ms. Douglas is a director of Assurant Inc.
Jeffrey Zimmerman
Mr. Zimmerman serves as Vice President and Secretary. Mr. Zimmerman has served as Senior Vice President, General Counsel and Secretary of Hertz since December 2007. Mr. Zimmerman also oversees the Real Estate and Concessions function of Hertz since December 2010. Prior to joining Hertz Holdings and Hertz, Mr. Zimmerman served Tenneco Inc. in various positions from January 2000 through November 2007, most recently as Vice President, Law. Prior to joining Tenneco, Mr. Zimmerman was engaged in the private practice of law from August 1984 to December 1999, most recently as a partner in the law firm of Jenner & Block.

        The Letter of Transmittal and Share Certificates and any other required documents should be sent or delivered by each record stockholder or the stockholder's broker, dealer, commercial bank, trust company or nominee to the Depositary. Stockholders submitting Share Certificates representing Shares to be tendered must deliver such Share Certificates together with the Letter of Transmittal and any other required documents by mail or overnight courier. Facsimile copies of Share Certificates or Letters of Transmittal will not be accepted. The Letter of Transmittal and Share Certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

The Depositary for the Offer is:

If delivering by mail:		If delivering by overnight courier:
Computershare c/o Voluntary Corporate Actions	By Facsimile Transmission:	Computershare c/o Voluntary Corporate Actions
P.O. Box 43011 Providence, RI 02940-3011	For Eligible Institutions Only: (617) 360-6810	250 Royall Street Suite V Canton, MA 02021
For Confirmation Only Telephone: (781) 575-2332

        Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be addressed to the Information Agent or the Dealer Manager. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, New York 10022 Stockholders May Call Toll Free: (877) 456-3507 Banks and Brokers May Call Collect: (212) 750-5833
The Dealer Manager for the Offer is:

Barclays Capital Inc.
745 Seventh Avenue, 3rd Floor New York, New York 10019 Attention: Equity Corporate Services Toll Free: (888) 610-5877